FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1   Name and Address of Company

Cenovus Energy Inc.
4000, 421 – 7th Avenue S.W.
Calgary, Alberta, Canada
T2P 4K9

1.2   Executive Officer

The name of the executive officer of Cenovus Energy Inc., who is knowledgeable about the significant acquisition and this Business Acquisition Report is Kerry D. Dyte, Executive Vice-President, General Counsel & Corporate Secretary and his business telephone number is (403) 766-4710.

Item 2 Details of Acquisition

2.1   Nature of Assets Acquired

Background

On November 30, 2009, EnCana Corporation ("**EnCana**") completed an arrangement (the "**Arrangement**") under Section 192 of the *Canada Business Corporations Act* involving EnCana, the holders of common shares of EnCana, 7050372 Canada Inc. ("**7050372**") and Cenovus Energy Inc. ("**Subco**").   Pursuant to the Arrangement, 7050372 and Subco amalgamated with the resulting amalgamated corporation being named "Cenovus Energy Inc." ("**Cenovus**").

Prior to the Arrangement, 7050372 had not carried on any active business. The Arrangement resulted in the division of EnCana into two highly focused and independent publicly traded energy companies – one (Cenovus) an integrated oil company focused on enhanced oil recovery supported by established crude oil and natural gas plays and the other (EnCana) a pure-play natural gas company focused on the development of unconventional resources in North America.

The assets transferred, directly or indirectly, to Cenovus in connection with the Arrangement included, among others, the following (the "**Cenovus Assets**"):

(a)   those assets associated with EnCana's Integrated Oil Division, which included all of the Canadian upstream and U.S. downstream assets within the integrated oil business with ConocoPhillips as well as other bitumen interests and natural gas assets located in the Athabasca area. The Integrated Oil Division contains two key crude oil resource plays: (i) Foster Creek; and (ii) Christina Lake;

(b)   those assets associated with EnCana's Canadian Plains Division, which included the majority of EnCana's legacy oil and natural gas assets in southern Alberta and Saskatchewan, crude oil and natural gas development and production activities in Alberta and Saskatchewan, the Shallow Gas key resource play contained within the Suffield, Brooks North and Langevin areas, and the key enhanced oil recovery resource plays located at Pelican Lake and Weyburn; and

(c)   those assets associated with the foregoing businesses, including marketing, corporate and office space (including a proportionate share of The Bow office project).

Business of Cenovus

As at year end 2008, the Cenovus Assets had a land base of approximately 8.1 million net acres and a proved reserves base of approximately 1,855 billion cubic feet of natural gas reserves and 909 million barrels of crude oil and NGL reserves, including approximately 668 million barrels of bitumen reserves. The estimated proved reserves life index as at year end 2008 was approximately 13.3 years. The Cenovus Assets comprised approximately one-third of EnCana's production as at September 30, 2009 and year end 2008 proved reserves.

Foster Creek and Christina Lake, through Cenovus's interest in the FCCL Partnership, are operated and 50 percent owned by Cenovus and comprise the majority of the upstream assets within Cenovus's integrated oil business. The current production capacity of these key crude oil resource plays is approximately 138,000 gross barrels of bitumen per day and construction is underway to increase production capacity by approximately 29 percent to approximately 178,000 gross barrels of bitumen per day in 2011 with the anticipated completion of the Christina Lake Phase C expansion. To date, regulatory approvals have been received to develop the capacity to produce approximately 218,000 gross barrels of bitumen per day at Foster Creek and Christina Lake.

The downstream portion of Cenovus's integrated oil business consists of two established refineries in Illinois and Texas, operated by ConocoPhillips. Through Cenovus's interest in WRB Refining LLC, these refineries are each 50 percent owned by Cenovus and allow Cenovus to capture the full value chain, from crude oil production through to refined products. In 2007, the Borger Refinery completed a coker addition allowing it to process heavy oil volumes. The coker and refinery expansion project at the Wood River Refinery in Illinois, United States (the "**CORE project**") received regulatory approvals in September 2008 and the project is approximately 66 percent complete as of October 31, 2009. This project will primarily expand heavy oil processing capacity in the Midwest market. This project is expected to be completed in 2011.

Cenovus's Canadian Plains Division includes enhanced oil recovery and natural gas key resource plays, including the Shallow Gas resource play which has been producing for more than 30 years. Cenovus's other key resource plays include successful enhanced oil recovery developments at Pelican Lake in northern Alberta and Weyburn in southeastern Saskatchewan, which is the world's largest CO_2 sequestration project.

Pro Forma Operational and Reserves Information

The following is a summary of selected pro forma operational and reserves information, effective December 31, 2008, for the Cenovus Assets after giving effect to the Arrangement. The selected pro forma reserves information is derived from the reserves report prepared by McDaniel & Associates Consultants Ltd. with a preparation date of January 16, 2009 and the reserves report prepared by GLJ Petroleum Consultants Ltd. with a preparation date of January 23, 2009.

	Cenovus Energy Pro Forma year ended December 31, 2008 after giving effect to the Arrangement[1][2]
North American production (after royalties)	
Natural gas (MMcf/d)	905
Oil and NGLs (Mbbls/d)	100
Total (MMcfe/d)	1,507
Total (MBOE/d)	251
Proved reserves	
Natural gas (Bcf)	1,855
Oil and NGLs (MMbbls)	909.0
Land (thousands of net acres)	
Developed	4,529
Undeveloped	3,522
Total	8,051
Downstream Refinery Operations[3]	
Crude oil capacity (Mbbls/d)	452
Crude oil runs (Mbbls/d)	423
Crude utilization (%)	93%
Refined products (Mbbls/d)	448

Notes:

(1) The reserves information and other oil and gas information in the foregoing table is prepared in accordance with U.S. reserves disclosure requirements. See "Note Regarding Reserves Data and Other Oil and Gas Information" below.

(2) Relevant assumptions and qualifications regarding this production and reserves information are contained under the heading "Caution Regarding Forward-Looking Statements" below.

(3) Represents 100 percent of the Wood River and Borger refinery operations, each operated by ConocoPhillips and each owned 50 percent by Cenovus.

2.2   Date of Acquisition

November 30, 2009.

2.3   Consideration

Pursuant to the Arrangement, each shareholder of EnCana (other than a dissenting shareholder) received one new common share of EnCana (which continued to be represented by EnCana common share certificates outstanding prior to the Arrangement becoming effective) and one Cenovus common share (a "**Cenovus Common Share**") for every EnCana common share held. In aggregate, 751,273,307 Cenovus Common Shares were issued pursuant to the Arrangement.

Pursuant to the pre-Arrangement reorganization in connection with the Arrangement, EnCana transferred the Cenovus Assets to Subco in exchange for, among other things, an interest bearing demand intercompany note in the amount of approximately U.S.$3.5 billion (the "**Demand Note**").

On September 18, 2009, Subco completed, in three tranches, a U.S.$3.5 billion private offering of debt securities (comprised of U.S.$800,000,000 aggregate principal amount of 4.50% senior notes due September 15, 2014, U.S.$1,300,000,000 aggregate principal amount of 5.70% senior notes due October 15, 2019 and U.S.$1,400,000,000 aggregate principal amount of 6.75% senior notes due November 15, 2039) which are exempt from the registration requirements of the *United States Securities Act of 1933*, as amended, under Rule 144A and Regulation S (the "**Cenovus Note Offering**"). The net proceeds of the Cenovus Note Offering were placed into an escrow account pending the completion of the Arrangement. Upon completion of the Arrangement, the net proceeds, together with other pre-funded amounts, were released from escrow and were applied to repay all of the amount outstanding under the Demand Note.

2.4   Effect on Financial Position

For additional information on the effect of the Arrangement on Cenovus's financial position, see the pro forma consolidated financial statements of Cenovus Energy attached as Schedule "B" to this Business Acquisition Report.

Other than in respect of the changes which occurred as a result of the Arrangement, Cenovus does not presently have plans or proposals for material changes in the business affairs of Cenovus, which may have a significant effect on the results of operations and financial position of Cenovus, including any proposal to sell, lease or exchange all or a substantial part of Cenovus's assets or to make any material changes to Cenovus's business, including any change to corporate structure.

2.5   Prior Valuations

Not applicable.

2.6   Parties to Transaction

7050372 was incorporated by EnCana to facilitate the Arrangement. Immediately prior to the completion of the Arrangement, 7050372 had not carried on any active business and had not issued any shares. Immediately prior to the completion of the Arrangement, Subco was a wholly-owned subsidiary of EnCana. Following the Arrangement, EnCana and Cenovus are independent of each other to the greatest extent practicable.

2.7   Date of Report

December 15, 2009.

Item 3 Financial Statements

The following documents of Cenovus Energy are attached at Schedule "A" to this Business Acquisition Report:

(a)   the audited carve-out consolidated financial statements for the years ended December 31, 2008 and 2007 together with the notes thereto, the auditors' report thereon; and

(b)   the unaudited interim carve-out consolidated financial statements for the periods ended September 30, 2009 and 2008 together with the notes thereto.

The following documents of Cenovus Energy are attached at Schedule "B" to this Business Acquisition Report:

(a)   the unaudited pro forma consolidated balance sheet as at September 30, 2009 and the unaudited pro forma consolidated statements of earnings and cash from operating activities for the year ended December 31, 2008 and the nine months ended September 30, 2009 together with the notes thereto.

"Cenovus Energy" represents the historical operations, assets, liabilities and cash flows of the Integrated Oil and Canadian Plains Divisions, as well as a portion of the Market Optimization and Corporate functions of EnCana as it existed prior to the completion of the Arrangement. Please refer to the notes to the pro forma financial statements which disclose the pro forma assumptions and adjustments.

Caution Regarding Forward-Looking Information

This Business Acquisition Report contains certain forward-looking statements or information (collectively referred to in this note as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements are typically identified by words such as "projected", "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact contained in this Business Acquisition Report are forward-looking statements, including, but not limited to, statements relating to the expected future attributes of Cenovus, operational information, future exploration and development plans, estimates of proved reserves, anticipated future production, production capacity, the timing of completion and anticipated capacities of the Foster Lake and Christina Lake expansions and the anticipated capacities of and the timing of capacity expansions for the Wood River refinery, including the timing of completion of the CORE project. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on our current expectations, estimates and assumptions. All such forward-looking statements are made pursuant to the "safe harbor" provisions of the *United States Private Securities Litigation Reform Act of 1995* and applicable Canadian securities legislation. The forward-looking statements contained in this Business Acquisition Report are expressly qualified in their entirety by the foregoing. Readers are cautioned not to place undue reliance on forward-looking statements contained in this Business Acquisition Report, which reflect the analysis of the management of Cenovus only as of the date of this Business Acquisition Report. Cenovus does not undertake any obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date of this Business Acquisition Report or to reflect the occurrence of unanticipated events, except as required by applicable Canadian securities laws.

Note Regarding Reserves Data and Other Oil and Gas Information

National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Cenovus has obtained an exemption from the Canadian securities regulatory authorities to permit it to provide disclosure in accordance with the relevant legal requirements of the U.S. Securities and Exchange Commission (the "SEC"). This facilitates comparability of oil and gas disclosure with that provided by U.S. and other international issuers, given that Cenovus is active in the U.S. capital markets. Accordingly, the proved reserves data and much of the other oil and gas information included in this Business Acquisition Report is disclosed in accordance with U.S. disclosure requirements. Such information may differ from the corresponding information prepared in accordance with NI 51-101 standards.

The primary differences between the current U.S. requirements and the NI 51-101 requirements are that: (i) the U.S. standards require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves; and (ii) the U.S. standards require that the reserves and related future net revenue be estimated under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made, whereas NI 51-101 requires disclosure of reserves and related future net revenue using forecast prices and costs. The definitions of proved reserves also differ, but according to the Canadian Oil and Gas

Evaluation Handbook, the reference source for the definition of proved reserves under NI 51-101, differences in the estimated proved reserves quantities based on constant prices should not be material.

According to the SEC, proved reserves are the estimated quantities of crude oil, natural gas, and NGLs which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions.

Under U.S. disclosure standards, reserves and production information is disclosed on a net basis (after royalties). The reserves and production information contained in this Business Acquisition Report is shown on that basis.

Abbreviations

Oil and Natural Gas Liquids

bbl	barrel
Mbbls/d	thousand barrels per day
MMbbls	million barrels
NGLs	natural gas liquids
BOE	barrel of oil equivalent
MBOE	thousand barrels of oil equivalent
MBOE/d	thousands of barrels of oil equivalent per day

Natural Gas

Bcf	billion cubic feet
Mcf	thousand cubic feet
MMcf	million cubic feet
MMcf/d	million cubic feet per day
Mcfe	thousands of cubic feet equivalent
MMcfe	millions of cubic feet equivalent
MMcfe/d	millions of cubic feet equivalent per day

In this Business Acquisition Report, certain crude oil and NGLs volumes have been converted to MMcfe or Mcfe on the basis of one bbl to six Mcf. Also, certain natural gas volumes have been converted to BOE or MBOE on the same basis. MMcfe, Mcfe, BOE and MBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

SCHEDULE "A"

Cenovus Energy

Carve-out Consolidated Financial Statements

For the Year Ended December 31, 2008

(U.S. Dollars)

Management Report

Management's Responsibility for Cenovus Energy Carve-out Consolidated Financial Statements

The accompanying Carve-out Consolidated Financial Statements of Cenovus Energy ("Cenovus"), a carve-out of EnCana Corporation ("EnCana"), are the responsibility of EnCana's Management ("Management"). The Cenovus Carve-out Consolidated Financial Statements have been prepared by Management in United States dollars in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect Management's best judgments.

EnCana's Board of Directors has approved the information contained in the Cenovus Carve-out Consolidated Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States *Sarbanes-Oxley Act of 2002* and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee meets at least on a quarterly basis.

Management's Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Cenovus carve-out financial reporting. The internal control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Cenovus Carve-out Consolidated Financial Statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of EnCana's internal control over the Cenovus carve-out financial reporting as at December 31, 2008. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework in Internal Control–Integrated Framework to evaluate the effectiveness of EnCana's internal control over the Cenovus carve-out financial reporting. Based on our evaluation, Management has concluded that EnCana's internal control over the Cenovus carve-out financial reporting was effective as at that date.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed to audit and provide independent opinions on both the Cenovus Carve-out Consolidated Financial Statements and EnCana's internal control over financial reporting as at December 31, 2008, as stated in their Auditors' Report. PricewaterhouseCoopers LLP has provided such opinions.

Randall K. Eresman
President &
Chief Executive Officer
EnCana Corporation

Brian C. Ferguson
Executive Vice-President &
Chief Financial Officer
EnCana Corporation

October 20, 2009

Auditors' Report

To the Directors of EnCana Corporation ("EnCana")

We have completed an integrated audit of Cenovus Energy's ("Cenovus") 2008 consolidated financial statements and of EnCana's internal control over the Cenovus carve-out financial reporting as of December 31, 2008. We have also completed audits of its 2007 and 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cenovus, a carve-out of EnCana as described in Note 1 of the financial statements, as at December 31, 2008 and December 31, 2007, and the related consolidated statements of earnings, owner's net investment, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the three year period ended December 31, 2008. These Cenovus Carve-out Consolidated Financial Statements are the responsibility of EnCana's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Cenovus Carve-out Consolidated Financial Statements as at December 31, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of Cenovus's Carve-out Consolidated Financial Statements as at December 31, 2007 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Cenovus Carve-out Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Cenovus as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal Control over Financial Reporting

We have also audited EnCana's internal control over the Cenovus carve-out financial reporting as at December 31, 2008, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). EnCana's management is responsible for maintaining effective internal control over the Cenovus carve-out financial reporting and for its assessment of the effectiveness of internal control over the Cenovus carve-out financial reporting, included in the accompanying Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of EnCana's internal control over the Cenovus carve-out financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EnCana maintained, in all material respects, effective internal control over the Cenovus carve-out financial reporting as at December 31, 2008 based on criteria established in *Internal Control–Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
Canada

October 20, 2009

Cenovus Energy

4

Consolidated Statement of Earnings

For the years ended December 31 ($ millions)		2008		2007		2006
Revenues, Net of Royalties	*(Note 5)* $	**16,559**	$	13,406	$	7,498
Expenses	*(Note 5)*					
Production and mineral taxes		**75**		63		73
Transportation and selling		**963**		756		899
Operating		**1,223**		1,114		678
Purchased product		**9,710**		7,476		1,984
Depreciation, depletion and amortization		**1,318**		1,426		1,254
Administrative		**167**		145		94
Interest, net	*(Note 7)*	**218**		187		152
Accretion of asset retirement obligation	*(Note 15)*	**39**		28		25
Foreign exchange (gain) loss, net	*(Note 8)*	**(250)**		380		(26)
(Gain) loss on divestitures		**3**		4		-
		13,466		11,579		5,133
Net Earnings Before Income Tax		**3,093**		1,827		2,365
Income tax expense	*(Note 9)*	**725**		423		543
Net Earnings	$	**2,368**	$	1,404	$	1,822

Consolidated Statement of Owner's Net Investment

For the years ended December 31 ($ millions)		2008		2007		2006
Owner's Net Investment, Beginning of Year	$	**5,573**	$	6,145	$	5,588
Net Earnings		**2,368**		1,404		1,822
Net Distributions to EnCana	*(Note 16)*	**(381)**		(1,976)		(1,265)
Owner's Net Investment, End of Year	$	**7,560**	$	5,573	$	6,145

Consolidated Statement of Comprehensive Income

For the years ended December 31 ($ millions)		2008		2007		2006
Net Earnings	$	**2,368**	$	1,404	$	1,822
Other Comprehensive Income, Net of Tax						
Foreign Currency Translation Adjustment		**(2,246)**		1,265		97
Comprehensive Income	$	**122**	$	2,669	$	1,919

Consolidated Statement of Accumulated Other Comprehensive Income

For the years ended December 31 ($ millions)		2008		2007		2006
Accumulated Other Comprehensive Income, Beginning of Year	$	**2,434**	$	1,169	$	1,072
Foreign Currency Translation Adjustment		**(2,246)**		1,265		97
Accumulated Other Comprehensive Income, End of Year	$	**188**	$	2,434	$	1,169

See accompanying Notes to Cenovus Carve-out Consolidated Financial Statements.

Cenovus Energy   Carve-out Consolidated Financial Statements (prepared in US$)

Consolidated Balance Sheet

As at December 31 ($ millions)		2008	2007
Assets			
Current Assets			
Cash and cash equivalents		$ 153	$ 302
Accounts receivable and accrued revenues		598	1,593
Current portion of partnership contribution receivable	(Notes 4, 10)	313	297
Risk management	(Note 19)	681	88
Inventories	(Note 11)	503	819
		2,248	3,099
Property, Plant and Equipment, net	(Notes 5, 12)	12,210	13,321
Investments and Other Assets	(Note 13)	200	252
Partnership Contribution Receivable	(Notes 4, 10)	2,834	3,147
Risk Management	(Note 19)	38	9
Goodwill	(Note 5)	936	1,159
	(Note 5) $	18,466	$ 20,987
Liabilities and Net Investment			
Current Liabilities			
Accounts payable and accrued liabilities		$ 1,114	$ 1,813
Income tax payable		254	578
Current portion of partnership contribution payable	(Notes 4, 10)	306	288
Risk management	(Note 19)	40	174
Current portion of long-term debt	(Note 14)	84	272
		1,798	3,125
Long-Term Debt	(Note 14)	2,952	3,418
Other Liabilities		52	32
Partnership Contribution Payable	(Notes 4, 10)	2,857	3,163
Risk Management	(Note 19)	-	1
Asset Retirement Obligation	(Note 15)	648	703
Future Income Taxes	(Note 9)	2,411	2,538
		10,718	12,980
Commitments and Contingencies	(Note 21)		
Net Investment	(Note 16)		
Owner's net investment		7,560	5,573
Accumulated other comprehensive income		188	2,434
Total Net Investment		7,748	8,007
	$	18,466	$ 20,987

See accompanying Notes to Cenovus Carve-out Consolidated Financial Statements.

Approved by the Board

David P. O'Brien
Director
EnCana Corporation

Barry W. Harrison
Director
EnCana Corporation

Consolidated Statement of Cash Flows

For the years ended December 31 *($ millions)*		2008		2007		2006
Operating Activities						
Net earnings		$ 2,368	$	1,404	$	1,822
Depreciation, depletion and amortization		1,318		1,426		1,254
Future income taxes	*(Note 9)*	385		(182)		47
Unrealized (gain) loss on risk management	*(Note 19)*	(734)		348		(536)
Unrealized foreign exchange (gain) loss		(259)		383		-
Accretion of asset retirement obligation	*(Note 15)*	39		28		25
(Gain) loss on divestitures		3		4		-
Other		(32)		125		53
Net change in other assets and liabilities		(89)		(48)		(1)
Net change in non-cash working capital		(312)		(474)		301
Cash From Operating Activities		2,687		3,014		2,965
Investing Activities						
Capital expenditures	*(Note 5)*	(2,049)		(1,545)		(1,565)
Proceeds from divestitures	*(Note 6)*	47		-		3
Net change in investments and other		(45)		22		-
Net change in non-cash working capital		83		(10)		(54)
Cash (Used in) Investing Activities		(1,964)		(1,533)		(1,616)
Financing Activities						
Net issuance (repayment) of revolving long-term debt		(503)		(148)		74
Issuance of long-term debt		268		931		-
Repayment of long-term debt		(236)		(99)		(31)
Net financing transactions with EnCana	*(Note 16)*	(381)		(1,976)		(1,265)
Cash (Used in) Financing Activities		(852)		(1,292)		(1,222)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(20)		7		-
Increase (Decrease) in Cash and Cash Equivalents		(149)		196		127
Cash and Cash Equivalents (Bank Overdraft), Beginning of Year		302		106		(21)
Cash and Cash Equivalents, End of Year		$ 153	$	302	$	106

Supplemental Cash Flow Information   *(Note 20)*

See accompanying Notes to Cenovus Carve-out Consolidated Financial Statements.

Notes to Cenovus Carve-out Consolidated Financial Statements

Prepared using Canadian Generally Accepted Accounting Principles
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2008

1. Background and Basis of Presentation

In May 2008, the Board of Directors of EnCana Corporation ("EnCana") unanimously approved a proposal to split EnCana into two independent energy companies–one a natural gas company and the other an integrated oil company. The proposed corporate reorganization (the "Arrangement") was expected to close in early January 2009.

In October 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regain stability.

On September 10, 2009, the Board of Directors of EnCana unanimously approved plans to proceed with the proposed Arrangement. The proposed Arrangement would be implemented through a court approved Plan of Arrangement and is subject to shareholder and regulatory approvals. The reorganization would result in two publicly traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one Cenovus Energy Inc. Common Share for each EnCana common share held.

The Cenovus Energy ("Cenovus") Carve-out Consolidated Financial Statements, prepared in connection with the Arrangement, present the historical carve-out consolidated financial position, results of operations, changes in net investment and cash flows of Cenovus. The Cenovus Carve-out Consolidated Financial Statements have been derived from the accounting records of EnCana on a carve-out basis and should be read in conjunction with EnCana's annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008. The Cenovus Carve-out Consolidated Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had Cenovus been a separate entity or future results in respect of Cenovus Energy Inc., as it will exist upon completion of the Arrangement.

EnCana's investment in Cenovus, presented as Total Net Investment in the Cenovus Carve-out Consolidated Financial Statements, includes the accumulated net earnings, accumulated other comprehensive income and accumulated net distributions to EnCana. Cenovus's results are comprised of the historical operations, assets, liabilities and cash flows of the Integrated Oil and Canadian Plains Divisions as well as a portion of the Market Optimization and Corporate functions of EnCana.

Integrated Oil is focused on two lines of business: the exploration for, and development and production of bitumen in Canada using enhanced recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States. This segment includes EnCana's 50 percent interest in the joint venture with ConocoPhillips (See Note 4).

Canadian Plains includes upstream exploration for, and development and production of natural gas, crude oil and natural gas liquids ("NGLs") and other related activities in western Canada.

The operating results of Cenovus have been specifically identified based on EnCana's existing divisional organization. Certain other expenses presented in the Consolidated Statement of Earnings represent allocations and estimates of the cost of services incurred by EnCana. These allocations and estimates were based on methodologies that Management believes to be reasonable and include unrealized mark-to-market gains and losses, administrative costs, net interest, foreign exchange gains and losses and income tax expense. The majority of the assets and liabilities of Cenovus have been identified based on the existing divisional structure, with the most significant exceptions being property, plant and equipment ("PP&E"), income taxes payable and long-term debt.

Downstream refining, market optimization and corporate depreciation, depletion and amortization has been specifically identified based on EnCana's existing divisional structure where possible. Depletion related to upstream properties has been allocated to Cenovus based on the related production volumes utilizing the depletion rate calculated for EnCana's consolidated Canadian cost centre.

Mark-to-market gains and losses resulting from derivative financial instruments entered into by EnCana have been allocated to Cenovus based on the related product volumes.

Salaries, benefits, pension, long-term incentives and other post-employment benefits costs, assets and liabilities have been allocated to Cenovus based on Management's best estimate of how services were historically provided by existing employees. Costs, assets and liabilities associated with retired employees remain with EnCana.

Notes to Cenovus Carve-out Consolidated Financial Statements

1. Background and Basis of Presentation (continued)

Net interest expense has been calculated primarily using the debt balance allocated to Cenovus.

Income taxes have been recorded as if Cenovus and its subsidiaries had been separate tax paying legal entities, each filing a separate tax return in its local jurisdiction. The calculation of income taxes is based on a number of assumptions, allocations and estimates, including those used to prepare the Cenovus Carve-out Consolidated Financial Statements. Cenovus's tax pools were allocated for the Canadian cost centre based on the fair value allocation of PP&E. The calculation of income taxes at the time of the Arrangement will be determined based on the final determination of financial statement and tax balances.

PP&E related to upstream oil and gas activities are accounted for by EnCana using the full cost method of accounting. The balances related to EnCana's Canadian upstream operations have been allocated between Cenovus and EnCana in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Accounting Guideline AcG-16, based on the ratio of future net revenue, discounted at 10 percent, of the properties carved out to the discounted future net revenue of all proved properties in Canada using the reserve reports dated December 31, 2008 and December 31, 2007, respectively. Future net revenue is the estimated net amount to be received with respect to development and production of crude oil and natural gas reserves, the value of which has been determined by EnCana's independent reserve evaluators.

Goodwill has been allocated to Cenovus based on the properties associated with the former business combinations on which it arose.

EnCana manages its capital structure based on a number of debt metrics. For the purpose of preparing the Carve-out Consolidated Financial Statements, it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as consolidated EnCana (See Note 17). As a result, debt was allocated to Cenovus based on this ratio. Debt is defined as the current and long-term portions of Long-term Debt. Capitalization is a non-GAAP measure defined as Debt plus total net investment.

Management believes the assumptions underlying the Cenovus Carve-out Consolidated Financial Statements are reasonable. However, the Cenovus Carve-out Consolidated Financial Statements herein may not reflect Cenovus's results of operations, financial position, and cash flows in the future or what Cenovus's operations, financial position, and cash flows would have been if Cenovus had been a stand-alone company. EnCana's direct investment in Cenovus is shown as Net Investment in place of Shareholders' Equity because a direct ownership by shareholders in Cenovus does not exist at December 31, 2008 or December 31, 2007.

Related Party Transactions

Cenovus and EnCana will enter into a transition agreement that will take effect if the Arrangement is approved. This agreement will outline the settlement of carve-out balances that become third party balances at the date of the transaction. Significant transactions between Cenovus and EnCana have been identified as intercompany transactions and reflected as accounts receivable or accounts payable in the Cenovus Carve-out Consolidated Financial Statements.

2. Summary of Significant Accounting Policies

EnCana's functional currency is Canadian dollars; EnCana utilizes the United States (U.S.) dollar as its reporting currency since most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. For consistent presentation with EnCana's Consolidated Financial Statements, unless otherwise indicated, the Cenovus Carve-out Consolidated Financial Statements and all dollar amounts are expressed in U.S. dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

A) Principles of Consolidation

The Cenovus Carve-out Consolidated Financial Statements include the Cenovus carve-out operations and are presented in accordance with Canadian generally accepted accounting principles ("GAAP"). Information prepared in accordance with GAAP in the United States is included in Note 22.

Notes to Cenovus Carve-out Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Investments in jointly controlled partnerships and unincorporated joint ventures carry on Cenovus's exploration, development, production and crude oil refining businesses and are accounted for using the proportionate consolidation method, whereby Cenovus's proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

B) Foreign Currency Translation

The accounts of self-sustaining operations are translated using the current rate method, whereby assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the self-sustaining operations are included in Accumulated Other Comprehensive Income ("AOCI") as a separate component of total net investment.

Monetary assets and liabilities of Cenovus that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statement of Earnings.

C) Measurement Uncertainty

The timely preparation of the Cenovus Carve-out Consolidated Financial Statements in conformity with Canadian GAAP requires that Management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Cenovus Carve-out Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Cenovus Carve-out Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

As discussed in Note 1, PP&E related to upstream oil and gas activities for Integrated Oil and Canadian Plains has been determined based on an allocation process which used the ratio of future net revenue, discounted at 10 percent, of the respective divisions to the future net revenue, discounted at 10 percent, of all proved properties in Canada at December 31, 2008 and December 31, 2007, respectively. Future net revenue is the estimated net amount to be received with respect to development and production of crude oil and natural gas reserves.

Amounts recorded for depreciation, depletion and amortization, asset retirement costs and obligations and amounts used for ceiling test and impairment calculations are based on estimates of natural gas and crude oil reserves and future costs required to develop those reserves. By their nature, these estimates of reserves, including the estimates of future prices and costs, and the related future cash flows are subject to measurement uncertainty, and the impact in the Cenovus Carve-out Consolidated Financial Statements of future periods could be material.

The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.

The amount of compensation expense accrued for long-term performance-based compensation arrangements are subject to Management's best estimate of whether or not the performance criteria will be met and what the ultimate payout will be.

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Cenovus's long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus's new capital structure post split.

Tax interpretations, regulations and legislation in the various jurisdictions in which Cenovus operates are subject to change. As such, income taxes are subject to measurement uncertainty.

D) Revenue Recognition

Revenues associated with the sales of Cenovus's natural gas, crude oil, NGLs and petroleum and chemical products are recognized when title passes from EnCana, on Cenovus's behalf, to the customer. Realized gains and losses from natural gas and crude oil commodity price risk management activities are recorded in revenue when the product is sold.

Notes to Cenovus Carve-out Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Market optimization revenues and purchased product are recorded on a gross basis when the title to product passes and the risks and rewards of ownership have been transferred. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with the services provided as agent are recorded as the services are provided.

Unrealized gains and losses from natural gas and crude oil commodity price risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the respective period.

E) Production and Mineral Taxes

Costs paid to non-mineral interest owners based on production of natural gas, crude oil and NGLs are recognized when the product is produced.

F) Transportation and Selling Costs

Costs paid for the transportation and selling of natural gas, crude oil and NGLs, including diluent, are recognized when the product is delivered and the services provided.

G) Employee Benefit Plans

Accruals for the obligations under the employee benefit plans and the related costs are recorded net of plan assets.

The cost of pensions and other post-employment benefits is actuarially determined using the projected benefit method based on length of service, and reflects Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected future health care costs. The expected return on plan assets is based on the fair value of those assets. The accrued benefit obligation is discounted using the market interest rate on high quality corporate debt instruments as at the measurement date.

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. Amortization is done on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans.

Pension expense for the defined contribution pension plans is recorded as the benefits are earned by the employees covered by the plans.

H) Income Taxes

The liability method of accounting for income taxes is followed. Under this method, future income taxes are recorded for the effect of any difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings in the period that the change occurs.

I) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased.

J) Inventories

Product inventories, including petroleum and chemical products, are valued at the lower of cost and net realizable value on a first-in, first-out or weighted average cost basis.

Notes to Cenovus Carve-out Consolidated Financial Statements

K) Property, Plant and Equipment

Upstream

Natural gas and crude oil properties are accounted for in accordance with the CICA guideline on full cost accounting in the oil and gas industry. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, the exploration for, and the development of natural gas and crude oil reserves, are capitalized on a country-by-country cost centre basis.

Costs accumulated within each cost centre are depreciated, depleted and amortized using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs. For purposes of this calculation, oil is converted to gas on an energy equivalent basis. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless that deduction would result in a change to the rate of depreciation, depletion and amortization of 20 percent or greater, in which case a gain or loss is recorded. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded, on a cost centre basis, from the costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. Costs that have been impaired are included in the costs subject to depreciation, depletion and amortization.

An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of:

i. the fair value of proved and probable reserves; and
ii. the costs of unproved properties that have been subject to a separate impairment test.

Downstream Refining

The initial acquisition costs of refinery property, plant and equipment are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use and the associated asset retirement costs. Capitalized costs are not subject to depreciation until the asset is put into use, after which they are depreciated on a straight-line basis over their estimated service lives of approximately 25 years.

An impairment loss is recognized on refinery property, plant and equipment when the carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from expected use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the amount by which the refinery asset exceeds the fair value.

Market Optimization

Midstream assets are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 35 years.

Corporate

Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years. Assets under construction are not subject to depreciation until put into use.

L) Capitalization of Costs

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Interest is capitalized during the construction phase of large capital projects.

Notes to Cenovus Carve-out Consolidated Financial Statements

M) Amortization of Other Assets

Items included in Investments and Other Assets are amortized, where applicable, on a straight-line basis over the estimated useful lives of the assets.

N) Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually. Goodwill and all other assets and liabilities have been allocated to the country cost centre level, referred to as a reporting unit. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

O) Asset Retirement Obligation

The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made.

Asset retirement obligations include those legal obligations where Cenovus will be required to retire tangible long-lived assets such as producing well sites, natural gas processing plants, and refining facilities. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.

Actual expenditures incurred are charged against the accumulated obligation.

P) Stock-Based Compensation

Obligations for payments, cash or common shares, under EnCana's share appreciation rights, stock options with tandem share appreciation rights attached, deferred share units and performance share units plans are accrued as compensation expense over the vesting period. Fluctuations in the price of EnCana's common shares change the accrued compensation expense and are recognized when they occur.

Q) Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables", or "other financial liabilities" as defined by the accounting standard.

Financial assets and financial liabilities "held-for-trading" are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income ("OCI"). Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization.

Notes to Cenovus Carve-out Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable and accrued revenues and the partnership contribution receivable are designated as "loans and receivables". Accounts payable and accrued liabilities, the partnership contribution payable and long-term debt are designated as "other financial liabilities". Long-term debt transaction costs, premiums and discounts are capitalized within long-term debt and amortized using the effective interest method.

Derivative Financial Instruments

Risk management assets and liabilities are derivative financial instruments classified as "held-for-trading" unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using the Mark-to-Market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses from financial derivatives related to natural gas and crude oil commodity prices are recognized in natural gas and crude oil revenues as the related sales occur. Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power costs are incurred. Unrealized gains and losses are recognized at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

Derivative financial instruments are used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Derivative financial instruments are not used for speculative purposes.

Policies and procedures are in place with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated from budgeted capital programs, and in other cases to the mitigation of market price risks for specific assets and obligations. When applicable, EnCana, on Cenovus's behalf, identifies relationships between financial instruments and anticipated transactions, as well as its risk management objective and the strategy for undertaking the economic hedge transaction. Where specific financial instruments are executed on Cenovus's behalf, EnCana assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

R) Recent Accounting Pronouncements

The following new and revised accounting pronouncements that have been issued that are not yet effective may have an impact on Cenovus:

- As of January 1, 2009, Cenovus will be required to adopt the CICA Handbook Section 3064, "Goodwill and Intangible Assets", which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on Cenovus's Carve-out Consolidated Financial Statements.

- In February 2008, the CICA's Accounting Standards Board confirmed that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. Cenovus will be required to report its results in accordance with IFRS beginning in 2011. EnCana has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information for Cenovus.

  The key elements of the changeover plan include:

  - determine appropriate changes to accounting policies and required amendments to financial disclosures;
  - identify and implement changes in associated processes and information systems;
  - comply with internal control requirements;
  - communicate collateral impacts to internal business groups; and
  - educate and train internal and external stakeholders.

Notes to Cenovus Carve-out Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Accounting policy alternatives and identification of implementation options are being analyzed for the corresponding process changes. The IFRS changeover plan will be updated to reflect new and amended accounting standards issued by the International Accounting Standards Board. As IFRS is expected to change prior to 2011, the impact of IFRS on Cenovus's Carve-out Consolidated Financial Statements is not reasonably determinable at this time.

3. Changes in Accounting Policies and Practices

On January 1, 2008, the following CICA Handbook Sections were adopted:

- "Inventories", Section 3031. The new standard replaces the previous inventories standard and requires inventory to be valued on a first-in, first-out or weighted average cost basis, which is consistent with Cenovus's former accounting policy. The new standard allows the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The adoption of this standard has had no material impact on Cenovus's Carve-out Consolidated Financial Statements.

- "Financial Instruments–Presentation", Section 3863 and "Financial Instruments–Disclosures", Section 3862. The new disclosure standard increases the disclosure regarding the nature and extent of the risks associated with financial instruments and how those risks are managed (See Note 19). The new presentation standard carries forward the former presentation requirements.

- "Capital Disclosures", Section 1535. The new standard requires Cenovus to disclose its objectives, policies and processes for managing its capital structure (See Note 17).

4. Joint Venture with ConocoPhillips

On January 2, 2007, EnCana became a 50 percent partner in an integrated, North American oil business with ConocoPhillips which consists of an upstream and a downstream entity. The upstream entity contribution included assets from EnCana, primarily the Foster Creek and Christina Lake properties, with a fair value of $7.5 billion and a note receivable contributed from ConocoPhillips of an equal amount. For the downstream entity, ConocoPhillips contributed its Wood River and Borger refineries, located in Illinois and Texas, respectively, for a fair value of $7.5 billion and EnCana contributed a note payable of $7.5 billion. Further information about these notes is included in Note 10.

In accordance with Canadian GAAP, these entities have been accounted for using the proportionate consolidation method with the results of operations included in the Integrated Oil Division (See Note 5).

5. Segmented Information

Cenovus's operations are presented in the following segments:

- **Canada** includes Cenovus's exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.

- **Downstream Refining** is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.

- **Market Optimization** is primarily responsible for the sale of Cenovus's proprietary production. These results are included in the Canada segment. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

Notes to Cenovus Carve-out Consolidated Financial Statements

- **Corporate** mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization markets substantially all upstream production to third-party customers. Transactions between segments are based on market values and are eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

Cenovus has a decentralized decision making and reporting structure. Accordingly, Cenovus is organized into Divisions as follows:

- **Integrated Oil** Division is the combined total of Integrated Oil–Canada and Downstream Refining. Integrated Oil–Canada includes Cenovus's exploration for, and development and production of bitumen using enhanced recovery methods. Integrated Oil–Canada is composed of interests in the FCCL Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

- **Canadian Plains** Division includes natural gas production and crude oil development and production assets located in eastern Alberta and Saskatchewan.

Notes to Cenovus Carve-out Consolidated Financial Statements

5. Segmented Information (continued)

Results of Operations

Segment and Geographic Information

	Canada			Downstream Refining			Market Optimization		
For the years ended December 31	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Revenues, Net of Royalties	**$ 5,695**	$ 4,629	$ 4,928	**$ 9,011**	$ 7,315	$ -	**$ 1,126**	$ 1,811	$ 2,041
Expenses									
Production and mineral taxes	**75**	63	73	**-**	-	-	**-**	-	-
Transportation and selling	**963**	746	883	**-**	-	-	**-**	10	16
Operating	**724**	669	665	**492**	428	-	**18**	19	21
Purchased product	**(151)**	(88)	-	**8,760**	5,813	-	**1,101**	1,751	1,984
	4,084	3,239	3,307	**(241)**	1,074	-	**7**	31	20
Depreciation, depletion and amortization	**1,103**	1,217	1,214	**188**	159	-	**4**	5	3
Segment Income (Loss)	**$ 2,981**	$ 2,022	$ 2,093	**$ (429)**	$ 915	$ -	**$ 3**	$ 26	$ 17

	Corporate			Consolidated		
	2008	2007	2006	**2008**	2007	2006
Revenues, Net of Royalties	**$ 727**	$ (349)	$ 529	**$ 16,559**	$ 13,406	$ 7,498
Expenses						
Production and mineral taxes	**-**	-	-	**75**	63	73
Transportation and selling	**-**	-	-	**963**	756	899
Operating	**(11)**	(2)	(8)	**1,223**	1,114	678
Purchased product	**-**	-	-	**9,710**	7,476	1,984
	738	(347)	537	**4,588**	3,997	3,864
Depreciation, depletion and amortization	**23**	45	37	**1,318**	1,426	1,254
Segment Income (Loss)	**$ 715**	$ (392)	$ 500	**3,270**	2,571	2,610
Administrative				**167**	145	94
Interest, net				**218**	187	152
Accretion of asset retirement obligation				**39**	28	25
Foreign exchange (gain) loss, net				**(250)**	380	(26)
(Gain) loss on divestitures				**3**	4	-
				177	744	245
Net Earnings Before Income Tax				**3,093**	1,827	2,365
Income tax expense				**725**	423	543
Net Earnings From Continuing Operations				**$ 2,368**	$ 1,404	$ 1,822

Notes to Cenovus Carve-out Consolidated Financial Statements

5. Segmented Information (continued)

Results of Operations

Product and Divisional Information

	Canada Segment								
	Integrated Oil–Canada			Canadian Plains			Total		
For the years ended December 31	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Revenues, Net of Royalties	**$ 1,277**	$ 977	$ 1,369	**$ 4,418**	$ 3,652	$ 3,559	**$ 5,695**	$ 4,629	$ 4,928
Expenses									
Production and mineral taxes	**1**	-	1	**74**	63	72	**75**	63	73
Transportation and selling	**571**	401	530	**392**	345	353	**963**	746	883
Operating	**240**	229	278	**484**	440	387	**724**	669	665
Purchased product	**(151)**	(88)	-	**-**	-	-	**(151)**	(88)	-
Operating Cash Flow	**$ 616**	$ 435	$ 560	**$ 3,468**	$ 2,804	$ 2,747	**$ 4,084**	$ 3,239	$ 3,307

	Integrated Oil Division								
	Oil*			Downstream Refining			Other*		
For the years ended December 31	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Revenues, Net of Royalties	**$ 1,117**	$ 738	$ 941	**$ 9,011**	$ 7,315	$ -	**$ 160**	$ 239	$ 428
Expenses									
Production and mineral taxes	**-**	-	-	**-**	-	-	**1**	-	1
Transportation and selling	**526**	366	476	**-**	-	-	**45**	35	54
Operating	**170**	159	194	**492**	428	-	**70**	70	84
Purchased product	**-**	-	-	**8,760**	5,813	-	**(151)**	(88)	-
Operating Cash Flow	**$ 421**	$ 213	$ 271	**$ (241)**	$ 1,074	$ -	**$ 195**	$ 222	$ 289

	Total		
	2008	2007	2006
Revenues, Net of Royalties	**$ 10,288**	$ 8,292	$ 1,369
Expenses			
Production and mineral taxes	**1**	-	1
Transportation and selling	**571**	401	530
Operating	**732**	657	278
Purchased product	**8,609**	5,725	-
Operating Cash Flow	**$ 375**	$ 1,509	$ 560

* Oil and Other comprise Integrated Oil–Canada. Other includes production of natural gas and bitumen from the Athabasca and Senlac properties.

Cenovus Energy   Notes to Carve-out Consolidated Financial Statements (prepared in US$)

18

Notes to Cenovus Carve-out Consolidated Financial Statements

5. Segmented Information (continued)

Results of Operations

Product and Divisional Information

| | Canadian Plains Division | | | | | | | | |
| | Gas | | | Oil & NGLs | | | Other | | |
For the years ended December 31	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Revenues, Net of Royalties	**$ 2,301**	$ 2,186	$2,213	**$ 2,106**	$ 1,453	$ 1,337	**$ 11**	$ 13	$ 9
Expenses									
Production and mineral taxes	**36**	34	41	**38**	29	31	**-**	-	-
Transportation and selling	**71**	82	77	**321**	263	276	**-**	-	-
Operating	**241**	221	194	**239**	215	188	**4**	4	5
Operating Cash Flow	**$ 1,953**	$ 1,849	$1,901	**$ 1,508**	$ 946	$ 842	**$ 7**	$ 9	$ 4

| | Total | | |
	2008	2007	2006
Revenues, Net of Royalties	**$ 4,418**	$ 3,652	$ 3,559
Expenses			
Production and mineral taxes	**74**	63	72
Transportation and selling	**392**	345	353
Operating	**484**	440	387
Operating Cash Flow	**$ 3,468**	$ 2,804	$ 2,747

Capital Expenditures

For the years ended December 31	**2008**	2007	2006
Capital			
Integrated Oil–Canada	**$ 656**	$ 451	$ 745
Canadian Plains	**847**	846	770
Canada	**1,503**	1,297	1,515
Downstream Refining	**478**	220	-
Market Optimization	**16**	4	14
Corporate	**52**	10	15
	2,049	1,531	1,544
Acquisition Capital			
Integrated Oil–Canada	**-**	14	21
Total	**$2,049**	$1,545	$1,565

Notes to Cenovus Carve-out Consolidated Financial Statements

5. Segmented Information (continued)

Additions to Goodwill

There were no additions to goodwill during 2008 or 2007.

Property, Plant and Equipment and Total Assets by Segment

As at December 31	Property, Plant and Equipment 2008	Property, Plant and Equipment 2007	Total Assets 2008	Total Assets 2007
Canada	$ 8,074	$ 9,495	$ 12,629	$ 15,301
Downstream Refining	4,032	3,706	4,637	4,887
Market Optimization	24	16	234	268
Corporate	80	104	966	531
Total	$ 12,210	$ 13,321	$ 18,466	$ 20,987

Property, Plant and Equipment, Goodwill and Total Assets by Geographic Region

As at December 31	Goodwill 2008	Goodwill 2007	Property, Plant and Equipment 2008	Property, Plant and Equipment 2007	Total Assets 2008	Total Assets 2007
Canada	$ 936	$ 1,159	$ 8,178	$ 9,615	$ 13,793	$ 15,929
United States	-	-	4,032	3,706	4,673	5,058
Total	$ 936	$ 1,159	$ 12,210	$ 13,321	$ 18,466	$ 20,987

Export Sales

Sales of natural gas, crude oil and NGLs produced or purchased in Canada delivered to customers outside of Canada were $1,296 million (2007–$943 million; 2006–$1,419 million).

Major Customers

In connection with the marketing and sale of Cenovus's own and purchased natural gas, crude oil and refined products for the year ended December 31, 2008, Cenovus had two customers (2007–two; 2006–none) which individually accounted for more than 10 percent of its consolidated revenues, net of royalties. Sales to these customers, major international integrated energy companies with a high quality investment grade credit rating, were approximately $8,979 million (2007–$6,916 million; 2006–nil).

6. Divestitures

For the years ended December 31	2008	2007	2006
Integrated Oil–Canada	$ 8	$ -	$ -
Canadian Plains	39	-	3
Canada	$ 47	$ -	$ 3

Notes to Cenovus Carve-out Consolidated Financial Statements

7. Interest, Net

For the years ended December 31		2008		2007		2006
Interest Expense–Long-Term Debt	$	194	$	185	$	141
Interest Expense–Other*		213		225		29
Interest Income*		(189)		(223)		(18)
	$	218	$	187	$	152

* In 2008 and 2007, Interest Expense–Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively (See Note 10).

8. Foreign Exchange (Gain) Loss, Net

For the years ended December 31		2008		2007		2006
Unrealized Foreign Exchange (Gain) Loss on:						
Translation of U.S. dollar debt issued from Canada	$	351	$	(268)	$	-
Translation of U.S. dollar partnership contribution receivable issued from Canada		(608)		617		-
Other Foreign Exchange (Gain) Loss		7		31		(26)
	$	(250)	$	380	$	(26)

9. Income Taxes

The provision for income taxes is as follows:

For the years ended December 31		2008		2007		2006
Current						
Canada	$	362	$	432	$	496
United States		(22)		173		-
Total Current Tax		340		605		496
Future		385		(35)		323
Future Tax Rate Reductions		-		(147)		(276)
Total Future Tax		385		(182)		47
	$	725	$	423	$	543

Notes to Cenovus Carve-out Consolidated Financial Statements

9. Income Taxes (continued)

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

For the years ended December 31	2008	2007	2006
Net Earnings Before Income Tax	$ 3,093	$ 1,827	$ 2,365
Canadian Statutory Rate	29.7%	32.3%	34.7%
Expected Income Tax	917	590	821
Effect on Taxes Resulting from:			
Non-deductible Canadian Crown payments	-	-	48
Canadian resource allowance	-	-	(9)
Statutory and other rate differences	(79)	17	(38)
Effect of tax rate changes	-	(147)	(276)
Effect of legislative changes	-	(76)	-
Non-taxable downstream partnership (income) loss	6	(70)	-
International financing	(127)	-	-
Foreign exchange (gains) losses not included in net earnings	11	-	-
Non-taxable capital (gains) losses	(50)	45	(2)
Other	47	64	(1)
	$ 725	$ 423	$ 543
Effective Tax Rate	23.4%	23.2%	23.0%

The net future income tax liability is comprised of:

As at December 31	2008	2007
Future Tax Liabilities		
Property, plant and equipment in excess of tax values	$ 1,810	$ 2,082
Timing of partnership items	470	509
Risk management	185	-
Future Tax Assets		
Non-capital and net capital losses carried forward	(19)	-
Risk management	-	(10)
Other	(35)	(43)
Net Future Income Tax Liability	$ 2,411	$ 2,538

The current income tax provision includes allocated amounts payable or recoverable in respect of Canadian partnership earnings allocated to Cenovus, which are included in the Carve-out Consolidated Financial Statements, for partnerships that have a year end that is after that of EnCana.

10. Partnership Contribution Receivable/Payable

Partnership Contribution Receivable

On January 2, 2007, upon the creation of the Integrated Oil joint venture, ConocoPhillips entered into a subscription agreement for a 50 percent interest in the upstream entity in exchange for a promissory note of $7.5 billion. The note bears interest at a rate of 5.3 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution receivable shown in the Consolidated Balance Sheet represents Cenovus's 50 percent share of this promissory note, net of payments to date.

Notes to Cenovus Carve-out Consolidated Financial Statements

10. Partnership Contribution Receivable / Payable (continued)

Mandatory Receipts

	2009	2010	2011	2012	2013	Thereafter	**Total**
Partnership Contribution Receivable	$ 313	$ 330	$ 347	$ 366	$ 386	$ 1,405	**$ 3,147**

Partnership Contribution Payable

On January 2, 2007, upon the creation of the Integrated Oil joint venture, EnCana issued a promissory note to the downstream entity in the amount of $7.5 billion in exchange for a 50 percent interest. The note bears interest at a rate of 6.0 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution payable amounts shown in the Consolidated Balance Sheet represents Cenovus's 50 percent share of this promissory note, net of payments to date.

Mandatory Payments

	2009	2010	2011	2012	2013	Thereafter	**Total**
Partnership Contribution Payable	$ 306	$ 325	$ 345	$ 366	$ 388	$ 1,433	**$ 3,163**

11. Inventories

As at December 31	**2008**	2007
Product		
Canada	$ 46	$ 65
Downstream Refining	323	570
Market Optimization	119	173
Parts and Supplies	15	11
	$ 503	$ 819

As a result of a significant decline in commodity prices in the latter half of 2008, Cenovus has written down its product inventory by $152 million from cost to net realizable value.

The total amount of inventories recognized as an expense during the year, including the write-down, was $8,749 million (2007–$5,752 million).

12. Property, Plant and Equipment, Net

As at December 31	**2008**			2007		
		Accumulated			Accumulated	
	Cost	**DD&A***	**Net**	Cost	DD&A*	Net
Canada	$ 16,550	$ (8,476)	$ 8,074	$ 19,202	$ (9,707)	$ 9,495
Downstream Refining	4,347	(315)	4,032	3,855	(149)	3,706
Market Optimization	38	(14)	24	29	(13)	16
Corporate	190	(110)	80	332	(228)	104
	$ 21,125	$ (8,915)	$ 12,210	$ 23,418	$ (10,097)	$ 13,321

* Depreciation, depletion and amortization

Notes to Cenovus Carve-out Consolidated Financial Statements

12. Property, Plant and Equipment, Net (continued)

Canada property, plant and equipment includes internal costs directly related to exploration, development and construction activities of $96 million (2007–$117 million). Costs classified as administrative expenses have not been capitalized as part of the capital expenditures.

Upstream costs in respect of significant unproved properties and major development projects are excluded from the country cost centre's depletable base. Unproved properties have been specifically identified based on EnCana's existing divisional structure. Downstream Refining assets not put into use are excluded from depreciable costs. At the end of the year these costs were:

As at December 31		2008		2007		2006
Canada	$	177	$	160	$	148
Downstream Refining		488		139		-
	$	665	$	299	$	148

Downstream Refining expenditures capitalized during the construction phase are not subject to depreciation until put in use and total $488 million at December 31, 2008 (2007–$139 million).

The Canadian prices used in the ceiling test evaluation of Cenovus's crude oil and natural gas reserves at December 31, 2008 were:

	2009	2010	2011	2012	2013	Cumulative % Change to 2019
Natural Gas (C$/Mcf)	6.53	6.49	6.27	6.18	6.23	5%
Crude Oil (C$/barrel)	48.31	47.38	46.83	46.45	46.14	(5)%
Natural Gas Liquids (C$/barrel)	63.41	63.59	63.59	64.26	64.27	-

13. Investments and Other Assets

As at December 31		2008		2007
Prepaid Capital	$	50	$	63
Deferred Asset–Downstream Refining		134		159
Deferred Pension Plan and Savings Plan		8		21
Other		8		9
	$	200	$	252

14. Long-Term Debt

Cenovus's current and long-term debt represents an allocation of its proportionate share of EnCana's consolidated current and long-term debt as at December 31, 2008 and December 31, 2007, respectively. EnCana will retain the legal obligations associated with all outstanding long-term debt. As a result, the long-term debt allocations presented in the Cenovus Carve-out Consolidated Financial Statements represent intercompany balances between EnCana and Cenovus in the same proportion of Canadian and U.S. dollar denominated debt and with the same terms and conditions as EnCana's long-term debt as follows.

Notes to Cenovus Carve-out Consolidated Financial Statements

Revolving Credit and Term Loan Borrowings

At December 31, 2008, EnCana had in place two credit facilities totaling $4.2 billion. The facilities are extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from EnCana. The facilities bear interest at the lenders' rates for Canadian prime, U.S. base rate, Bankers' Acceptances or LIBOR plus applicable margins.

EnCana's revolving credit and term loan borrowings include Bankers' Acceptances, Commercial Paper and LIBOR loans of $1,657 million (2007–$2,001 million) maturing at various dates with a weighted average interest rate of 1.92 percent (2007–5.00 percent). These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. Based on the current maturity dates of the credit facilities, which are fully revolving for a period of up to five years, the payments are expected in 2012 and 2013.

At December 31, 2008, EnCana had available unused committed bank credit facilities in the amount of $2.6 billion.

Unsecured Notes

EnCana's unsecured notes include medium term notes and senior notes that are issued from time to time under trust indentures.

EnCana has in place two debt shelf prospectuses for unsecured notes in the amount of $5.6 billion. The shelf prospectus provides that debt securities may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue. At December 31, 2008, $5.0 billion of the shelf prospectuses remained unutilized, the availability of which is dependent upon market conditions.

At December 31, 2008, EnCana had principal obligations for outstanding Canadian and U.S. unsecured notes totaling $7,370 million (2007–$7,559 million). The notes have maturity dates extending to February, 2038.

For the purpose of preparing the Cenovus Carve-out Consolidated Financial Statements, it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as consolidated EnCana. As a result, long-term debt was allocated to Cenovus to ensure consistency with this ratio. At December 31, 2008, Cenovus has been allocated current and long-term debt of $3,036 million (2007–$3,690 million) representing approximately 34 percent (2007–39 percent) of EnCana's consolidated long-term debt.

Net interest expense has been calculated primarily using the debt balance allocated to Cenovus. Cenovus's weighted average interest rate on allocated debt was 5.5 percent (2007–5.6 percent).

If the Arrangement is approved, Cenovus intends to repay EnCana from new long-term debt borrowings at which time the new third party long-term debt will replace the allocated intercompany long-term debt balances. Cenovus's long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus's new capital structure post split.

Notes to Cenovus Carve-out Consolidated Financial Statements

15. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

As at December 31	2008	2007
Asset Retirement Obligation, Beginning of Year	$ 703	$ 479
Liabilities Incurred	20	31
Liabilities Settled	(49)	(42)
Liabilities Divested	(1)	-
Change in Estimated Future Cash Flows	69	118
Accretion Expense	39	28
Foreign Currency Translation	(133)	82
Other	-	7
Asset Retirement Obligation, End of Year	$ 648	$ 703

The total undiscounted amount of estimated cash flows required to settle the obligation is $3,189 million (2007–$3,375 million), which has been discounted using a weighted average credit-adjusted risk free rate of 6.76 percent (2007–5.90 percent). Most of these obligations are not expected to be paid for several years, or decades, in the future and will be funded from general resources at that time.

16. Net Investment

EnCana's investment in the operations of Cenovus is presented as Total Net Investment in the Cenovus Carve-out Consolidated Financial Statements. Total Net Investment is comprised of Owner's Net Investment and AOCI. Owner's Net Investment represents the accumulated net earnings of the operations and the accumulated net distributions to EnCana. AOCI includes accumulated foreign currency translation adjustments.

Net financing transactions with EnCana as presented on the Consolidated Statement of Cash Flows represent the net distributions related to funding between Cenovus and EnCana.

Stock Options

EnCana has stock-based compensation plans that allow employees to purchase Common Shares of EnCana. As a result of the carve-out process, Cenovus has been allocated the proportionate share of option plans associated with Cenovus's expected employees. Option exercise prices approximate the market price for EnCana Common Shares on the date the options were granted. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted. All options issued subsequent to December 31, 2003 have an associated Tandem Share Appreciation Right ("TSAR") attached to them (See Note 18).

EnCana Plan

Pursuant to the terms of a stock option plan, options may be granted to certain key employees to purchase EnCana Common Shares. Options granted on or after November 4, 1999 are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted. In addition, certain stock options granted since 2007 are performance based. The performance based stock options vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to EnCana attaining prescribed performance relative to pre-determined key measures (See Note 18).

Notes to Cenovus Carve-out Consolidated Financial Statements

Canadian Pacific Limited Replacement Plan

As part of the 2001 reorganization of Canadian Pacific Limited ("CPL"), EnCana's former parent company, CPL stock options were replaced with stock options granted by EnCana in a manner that was consistent with the provisions of the CPL stock option plan. Under CPL's stock option plan, options were granted to certain key employees to purchase Common Shares of CPL at a price not less than the market value of the shares at the grant date. The options expire 10 years after the grant date and are all exercisable.

The following tables summarize the information related to options to purchase Common Shares that do not have a TSAR attached to them:

As at December 31	2008		2007	
	Stock Options **(millions)**	**Weighted Average Exercise Price** *(C$)*	Stock Options *(millions)*	Weighted Average Exercise Price *(C$)*
Outstanding, Beginning of Year	**1.6**	**21.52**	5.5	23.09
Exercised	**(1.4)**	**23.68**	(3.9)	23.71
Outstanding, End of Year	**0.2**	**11.62**	1.6	21.52
Exercisable, End of Year	**0.2**	**11.62**	1.6	21.52

As at December 31, 2008	Outstanding Options			Exercisable Options	
Range of Exercise Price (C$)	**Number of Options Outstanding** *(millions)*	**Weighted Average Remaining Contractual Life** *(years)*	**Weighted Average Exercise Price** *(C$)*	**Number of Options Outstanding** *(millions)*	**Weighted Average Exercise Price** *(C$)*
11.00 to 14.50	**0.2**	**0.9**	**11.62**	**0.2**	**11.62**

17. Capital Structure

EnCana's capital structure is comprised of Shareholders' Equity plus Long-Term Debt. EnCana's objectives when managing its capital structure are to:

i) maintain financial flexibility to preserve EnCana's access to capital markets and its ability to meet its financial obligations; and
ii) finance internally generated growth as well as potential acquisitions.

EnCana monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). These metrics are used to steward EnCana's overall debt position as measures of EnCana's overall financial strength. Debt is defined as the current and long-term portions of long-term debt.

Notes to Cenovus Carve-out Consolidated Financial Statements

17. Capital Structure (continued)

EnCana targets a Debt to Capitalization ratio of between 30 and 40 percent. For the carve-out process it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as EnCana calculated as follows:

As at December 31		2008		2007
Debt	$	3,036	$	3,690
Total Net Investment		7,748		8,007
Total Capitalization	$	10,784	$	11,697
Debt to Capitalization ratio		**28%**		32%

EnCana targets a Debt to Adjusted EBITDA of 1.0 to 2.0 times. Using the same calculation as EnCana at December 31, 2008, Cenovus's Debt to Adjusted EBITDA was 0.7x (December 31, 2007–1.0x; December 31, 2006–0.8x) calculated on a trailing twelve-month basis as follows:

As at December 31		2008		2007		2006
Debt	$	3,036	$	3,690	$	2,862
Net Earnings	$	2,368	$	1,404	$	1,822
Add (deduct):						
Interest, net		218		187		152
Income tax expense		725		423		543
Depreciation, depletion and amortization		1,318		1,426		1,254
Accretion of asset retirement obligation		39		28		25
Foreign exchange (gain) loss, net		(250)		380		(26)
(Gain) loss on divestitures		3		4		-
Adjusted EBITDA	$	4,421	$	3,852	$	3,770
Debt to Adjusted EBITDA		**0.7x**		1.0x		0.8x

EnCana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, EnCana may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

EnCana's capital management objectives and targets have remained unchanged over the periods presented. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

18. Compensation Plans

A) Pensions and Other Post-Employment Benefits

EnCana sponsors defined benefit and defined contribution plans, providing pension and other post-employment benefits ("OPEB") to its employees.

EnCana is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years. The most recent filing was dated December 31, 2005, and EnCana is required, by June 30, 2009, to file an actuarial valuation as at December 31, 2008.

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

Cenovus has been allocated the following costs, assets and liabilities for existing employees as a result of the carve-out process. Costs, assets and liabilities associated with retired employees will remain with EnCana.

Information about defined benefit pension and other post-employment benefit plans, based on actuarial estimations as at December 31, 2008 is as follows:

Accrued Benefit Obligation

	Pension Benefits		OPEB	
As at December 31	**2008**	2007	**2008**	2007
Accrued Benefit Obligation, Beginning of Year	$ **49**	$ 43	$ **10**	$ 8
Current service cost	**1**	1	**1**	1
Interest cost	**3**	2	**1**	1
Benefits paid	**(3)**	(2)	**-**	-
Actuarial (gain) loss	**(5)**	(2)	**(2)**	(1)
Foreign exchange (gain) loss	**(9)**	7	**(3)**	1
Accrued Benefit Obligation, End of Year	$ **36**	$ 49	$ **7**	$ 10

Plan Assets

	Pension Benefits		OPEB	
As at December 31	**2008**	2007	**2008**	2007
Fair Value of Plan Assets, Beginning of Year	$ **49**	$ 42	$ **-**	$ -
Actual gain (loss) on return of plan assets	**(7)**	1	**-**	-
Employer contributions	**1**	1	**-**	-
Benefits paid	**(2)**	(2)	**-**	-
Foreign exchange gain (loss)	**(9)**	7	**-**	-
Fair Value of Plan Assets, End of Year	$ **32**	$ 49	$ **-**	$ -

Accrued Benefit Asset (Liability)

	Pension Benefits		OPEB	
As at December 31	**2008**	2007	**2008**	2007
Funded Status-Plan Assets (less) than Benefit Obligation	$ **(4)**	$ -	$ **(7)**	$ (10)
Amounts Not Recognized:				
Unamortized net actuarial (gain) loss	**10**	12	**-**	-
Unamortized past service cost	**-**	-	**1**	1
Accrued Benefit Asset (Liability)	$ **6**	$ 12	$ **(6)**	$ (9)

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

As at December 31	Pension Benefits		OPEB	
	2008	2007	**2008**	2007
Prepaid Benefit Cost	$ **6**	$ 12	$ **-**	$ -
Accrued Benefit Cost	**-**	-	**(6)**	(9)
Net Amount Recognized	$ **6**	$ 12	$ **(6)**	$ (9)

OPEB plans are funded on an as required basis.

The weighted average assumptions used to determine benefit obligations are as follows:

As at December 31	Pension Benefits		OPEB	
	2008	2007	**2008**	2007
Discount Rate	**6.25%**	5.25%	**6.25%**	5.50%
Rate of Compensation Increase	**4.16%**	4.28%	**6.00%**	5.77%

The weighted average assumptions used to determine periodic expense are as follows:

As at December 31	Pension Benefits		OPEB	
	2008	2007	**2008**	2007
Discount Rate	**5.25%**	5.00%	**5.50%**	5.38%
Expected Long-Term Rate of Return on Plan Assets:				
Registered pension plans	**6.75%**	6.75%	**n/a**	n/a
Supplemental pension plans	**3.375%**	3.375%	**n/a**	n/a
Rate of Compensation Increase	**4.28%**	4.34%	**6.00%**	5.77%

The periodic expense for benefits is as follows:

For the years ended December 31	Pension Benefits			OPEB		
	2008	2007	2006	**2008**	2007	2006
Current Service Cost	$ **1**	$ 1	$ 1	$ **1**	$ 1	$ 1
Interest Cost	**3**	2	2	**1**	1	1
Actual (Gain) Loss on Return of Plan Assets	**7**	(1)	(4)	**-**	-	-
Actuarial (Gain) Loss on Accrued Benefit Obligation	**(5)**	(2)	1	**(2)**	(1)	-
Difference Between Actual and:						
Expected return on plan assets	**(10)**	(2)	1	**-**	-	-
Recognized actuarial gain (loss)	**6**	2	-	**2**	1	-
Difference Between Amortization of Past						
Service Costs and Actual Plan Amendments	**-**	-	-	**-**	-	-
Amortization of Transitional Assets (Obligation)	**-**	-	(1)	**-**	-	-
Defined Benefit Plans Expense	$ **2**	$ -	$ -	$ **2**	$ 2	$ 2
Defined Contribution Plans Expense	$ **14**	$ 14	$ 13	$ **-**	$ -	$ -
Net Benefit Plan Expense	$ **16**	$ 14	$ 13	$ **2**	$ 2	$ 2

The average remaining service period of the active employees covered by the defined benefit pension plan is five years. The average remaining service period of the active employees covered by the OPEB plan is 11 years.

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

Assumed health care cost trend rates are as follows:

As at December 31	2008	2007
Health Care Cost Trend Rate for Next Year	9.50%	10.50%
Rate that the Trend Rate Gradually Trends To	5.00%	5.00%
Year that the Trend Rate Reaches the Rate which it is Expected to Remain At	2017	2016

Assumed health care cost trend rates have an effect on the amounts reported for the OPEB plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on Total of Service and Interest Cost	$ 1	$ (1)
Effect on Post-Retirement Benefit Obligation	$ 5	$ (4)

Pension plan asset allocations are as follows:

Asset Category	Target Allocation %		% of Plan Assets at December 31		Expected Long-Term Rate of Return
	Normal	Range	2008	2007	
Domestic Equity	35	25-45	34	39	
Foreign Equity	30	20-40	25	27	
Bonds	30	20-40	33	27	
Real Estate and Other	5	0-20	8	7	
Total	100		100	100	6.75%

The expected rate of return on plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The objective of the asset allocation policy is to manage the funded status of the plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns and the resulting effect on both contribution requirements and pension expense. The long-term return is expected to achieve or exceed the return from a composite benchmark comprised of passive investments in appropriate market indices. The Supplemental Pension Plan is funded through a retirement compensation arrangement and is subject to the applicable Canada Revenue Agency regulations.

The asset allocation structure is subject to diversification requirements and constraints which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

EnCana's contributions to the pension plans are subject to the results of the actuarial valuation and direction by the Human Resources and Compensation Committee. Contributions by the participants to the pension and other benefits plans were nil for the year ended December 31, 2008 (2007–$0.1 million; 2006–$0.1 million).

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

Estimated future payment of pension and other benefits are as follows:

	Pension Benefits		OPEB	
2009	$	2	$	-
2010		2		-
2011		3		1
2012		3		-
2013		3		1
2014–2018		17		4
Total	$	30	$	6

B) Tandem Share Appreciation Rights

Subsequent to December 31, 2003, all options to purchase Common Shares issued under the share option plans described in Note 16 have an associated TSAR attached to them whereby the option holder has the right to receive a cash payment equal to the excess of the market price of EnCana's Common Shares at the time of exercise over the exercise price of the right in lieu of exercising the option. The TSARs vest and expire under the same terms and conditions as the underlying option.

The following tables summarize the information related to the TSARs:

As at December 31	2008		2007	
	Outstanding TSARs	**Weighted Average Exercise Price**	Outstanding TSARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)				
Outstanding, Beginning of Year	**6,202,353**	**48.44**	5,479,125	44.99
Granted	**2,140,663**	**70.11**	1,601,206	57.70
Exercised–SARs	**(475,940)**	**43.68**	(485,809)	41.20
Exercised–Options	**(12,438)**	**42.00**	(6,335)	35.04
Forfeited	**(90,900)**	**55.27**	(385,834)	50.02
Outstanding, End of Year	**7,763,738**	**54.64**	6,202,353	48.44
Exercisable, End of Year	**3,259,709**	**46.45**	1,785,142	43.18

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

Range of Exercise Price (C$)	Outstanding TSARs			Exercisable Options with TSARs Attached	
As at December 31, 2008	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price
20.00 to 29.99	62,741	0.37	27.66	60,501	27.66
30.00 to 39.99	1,115,856	1.12	38.22	1,075,980	38.22
40.00 to 49.99	2,761,423	2.12	48.17	1,408,513	48.10
50.00 to 59.99	1,776,585	2.90	55.92	592,732	55.73
60.00 to 69.99	1,819,016	3.94	68.24	116,551	63.99
70.00 to 79.99	142,149	4.37	74.13	5,432	70.14
80.00 to 89.99	51,453	4.41	85.50	-	-
90.00 to 99.99	34,515	4.45	92.94	-	-
	7,763,738	2.63	54.64	3,259,709	46.45

During the year, Cenovus recorded a reduction of compensation costs of $6 million related to the outstanding TSARs (2007 compensation costs–$76 million; 2006 compensation costs–$15 million).

C) Performance Tandem Share Appreciation Rights

Beginning in 2007, under the terms of the existing Employee Stock Option Plan, EnCana granted Performance Tandem Share Appreciation Rights ("Performance TSARs") under which the employee has the right to receive a cash payment equal to the excess of the market price of EnCana Common Shares at the time of exercise over the grant price. Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to EnCana attaining prescribed performance relative to key pre-determined measures. Performance TSARs that do not vest when eligible are forfeited.

The following table summarizes the information related to the Performance TSARs:

As at December 31	2008		2007	
	Outstanding Performance TSARs	Weighted Average Exercise Price	Outstanding Performance TSARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)				
Outstanding, Beginning of Year	2,582,238	56.09	-	-
Granted	3,427,785	69.40	2,643,538	56.09
Exercised–SARs	(66,612)	56.09	-	-
Exercised–Options	(1,188)	56.09	-	-
Forfeited	(166,314)	59.65	(61,300)	56.09
Outstanding, End of Year	5,775,909	63.89	2,582,238	56.09
Exercisable, End of Year	552,090	56.09	-	-

Notes to Cenovus Carve-out Consolidated Financial Statements

As at December 31, 2008	Outstanding Performance TSARs			Exercisable Performance TSARs	
Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price
50.00 to 59.99	2,720,291	3.08	56.09	552,090	56.09
60.00 to 69.99	3,055,618	4.08	69.40	-	-
	5,775,909	3.55	63.89	552,090	56.09

During the year, Cenovus recorded a reduction of compensation costs of $3 million related to the outstanding Performance TSARs (2007 compensation costs–$7 million; 2006–nil).

D) Share Appreciation Rights

EnCana has a program whereby employees may be granted Share Appreciation Rights ("SARs") which entitle the employee to receive a cash payment equal to the excess of the market price of EnCana's Common Shares at the time of exercise over the exercise price of the right. SARs granted during 2008 are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the grant date.

The following tables summarize the information related to the SARs:

As at December 31	2008		2007	
	Outstanding SARs	Weighted Average Exercise Price	Outstanding SARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)				
Outstanding, Beginning of Year	-	-	-	-
Granted	7,540	72.07	-	-
Forfeited	(166)	69.42	-	-
Outstanding, End of Year	7,374	72.13	-	-
Exercisable, End of Year	-	-	-	-

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

As at December 31, 2008	Outstanding SARs			Exercisable SARs	
Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price
40.00 to 49.99	117	4.79	45.74	-	-
50.00 to 59.99	165	4.81	57.79	-	-
60.00 to 69.99	4,677	4.09	69.37	-	-
70.00 to 79.99	1,496	4.65	73.40	-	-
80.00 to 89.99	500	4.44	87.05	-	-
90.00 to 99.99	419	4.42	93.65	-	-
	7,374	4.16	72.13	-	-

During the year, Cenovus has not recorded any compensation costs related to the outstanding SARs (2007–nil; 2006–nil).

E) Performance Share Appreciation Rights

In 2008, EnCana granted Performance Share Appreciation Rights ("Performance SARs") to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana's Common Shares at the time of exercise over the grant price. Performance SARs vest and expire under the same terms and service conditions as SARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited.

The following table summarizes the information related to the Performance SARs:

As at December 31	2008		2007	
	Outstanding Performance SARs	Weighted Average Exercise Price	Outstanding Performance SARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)				
Outstanding, Beginning of Year	-	-	-	-
Granted	15,256	69.40	-	-
Forfeited	(511)	69.40	-	-
Outstanding, End of Year	14,745	69.40	-	-
Exercisable, End of Year	-	-	-	-

As at December 31, 2008	Outstanding Performance SARs			Exercisable Performance SARs	
Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price
60.00 to 69.99	14,745	4.08	69.40	-	-

During the year, Cenovus has not recorded any compensation costs related to the outstanding Performance SARs (2007–nil).

Notes to Cenovus Carve-out Consolidated Financial Statements

18. Compensation Plans (continued)

F) Deferred Share Units

EnCana has in place a program whereby Directors and certain key employees are issued Deferred Share Units ("DSUs"), which are equivalent in value to a Common Share of EnCana. DSUs granted to Directors vest immediately. DSUs expire on December 15th of the year following the Director's resignation or employee's termination.

The following table summarizes information related to the DSUs:

As at December 31	2008	2007
	Outstanding DSUs	Outstanding DSUs
Canadian Dollar Denominated		
Outstanding, Beginning of Year	**312,262**	459,286
Granted	**45,470**	41,959
Units, in Lieu of Dividends	**8,418**	4,936
Redeemed	**(18,024)**	(193,919)
Outstanding, End of Year	**348,126**	312,262

During the year, Cenovus recorded compensation costs of $1 million related to the outstanding DSUs (2007–$7 million; 2006–$2 million).

G) Performance Share Units

Performance Share Units ("PSUs") were granted in 2003, 2004 and 2005 and entitled employees to receive upon vesting, either a Common Share of EnCana or a cash payment equal to the value of one Common Share of EnCana, depending upon the terms of the PSUs granted. PSUs vested over a three year period from the date granted. If EnCana's performance was at or above a specified level compared to a pre-determined peer group, payments ranged from one half to two times the PSU. At December 31, 2008, there are no PSUs outstanding.

PSUs granted in 2003 were paid out in cash at 75 percent of the number granted. PSUs granted in 2004 were paid out in Common Shares at 100 percent of the number granted. PSUs granted in 2005 were paid out in Common Shares at 125 percent of the number granted.

The following table summarizes information related to the PSUs:

As at December 31	2008		2007	
	Outstanding PSUs	**Average Share Price**	Outstanding PSUs	Average Share Price
Canadian Dollar Denominated (C$)				
Outstanding, Beginning of Year	**632,253**	**38.79**	1,741,713	31.24
Granted	**153,346**	**70.77**	8,666	62.84
Distributed	**(766,395)**	**45.34**	(1,056,407)	26.98
Forfeited	**(19,204)**	**38.32**	(61,719)	34.38
Outstanding, End of Year	**-**	**-**	632,253	38.79

During the year, Cenovus has not recorded any compensation costs related to the outstanding PSUs (2007–$16 million; 2006–$7 million).

19. Financial Instruments and Risk Management

Cenovus's carve-out financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable and payable, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture.

Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.

The estimated fair values of long-term borrowings approximate their carrying amount as they represent intercompany balances which are expected to be replaced with new third party long-term debt at the time of the Arrangement (See Note 14).

The fair value of financial assets and liabilities were as follows:

As at December 31	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Held-for-trading:				
Cash and cash equivalents	$ 153	$ 153	$ 302	$ 302
Risk management assets*	719	719	97	97
Loans and Receivables:				
Accounts receivable and accrued revenues	598	598	1,593	1,593
Partnership contribution receivable*	3,147	3,147	3,444	3,444
Financial Liabilities				
Held-for-trading:				
Risk management liabilities*	$ 40	$ 40	$ 175	$ 175
Other Financial Liabilities:				
Accounts payable and accrued liabilities	1,114	1,114	1,813	1,813
Long-term debt*	3,036	3,036	3,690	3,690
Partnership contribution payable*	3,163	3,163	3,451	3,451

* Including current portion.

Notes to Cenovus Carve-out Consolidated Financial Statements

19. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities

Net Risk Management Position

As at December 31	2008	2007
Risk Management		
Current asset	$ 681	$ 88
Long-term asset	38	9
	719	97
Risk Management		
Current liability	40	174
Long-term liability	-	1
	40	175
Net Risk Management Asset (Liability)	$ 679	$ (78)

Summary of Unrealized Risk Management Positions

As at December 31	2008			2007		
	Risk Management			Risk Management		
	Asset	Liability	Net	Asset	Liability	Net
Commodity Prices						
Natural Gas	$ 618	$ -	$ 618	$ 78	$ 1	$ 77
Crude Oil	92	40	52	5	174	(169)
Power	9	-	9	12	-	12
Interest Rates	-	-	-	2	-	2
Total Fair Value	$ 719	$ 40	$ 679	$ 97	$ 175	$ (78)

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at December 31	2008	2007
Prices actively quoted	$ 521	$ (90)
Prices sourced from observable data or market corroboration	158	12
Total Fair Value	$ 679	$ (78)

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Notes to Cenovus Carve-out Consolidated Financial Statements

19. Financial Instruments and Risk Management (continued)

Net Fair Value of Commodity Price Positions at December 31, 2008

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts				
Fixed Price Contracts				
NYMEX Fixed Price	372 MMcf/d	2009	9.32 US$/Mcf	$ 446
NYMEX Fixed Price	35 MMcf/d	2010	9.21 US$/Mcf	23
Purchased Options				
NYMEX Call Options	(43) MMcf/d	2009	11.75 US$/Mcf	(6)
NYMEX Put Options	115 MMcf/d	2009	9.11 US$/Mcf	120
Basis Contracts				
Canada	28 MMcf/d	2009		-
Canada*		2010–2013		9
Total Unrealized Gain on Financial Contracts				592
Premiums Paid on Unexpired Options				26
Natural Gas Fair Value Position				$ 618
Crude Oil Contracts**				
Crude Oil Fair Value Position				$ 52
Power Purchase Contracts				
Power Fair Value Position				$ 9

* On Cenovus's behalf, EnCana has entered into swaps to protect against widening natural gas price differentials between production areas in Canada and various sales points. These basis swaps are priced using fixed prices and basis prices determined as a percentage of NYMEX.

** The Crude Oil financial positions are part of the ongoing operations of Cenovus's proprietary production and condensate management and its share of downstream refining positions.

Net Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)		
For the years ended December 31	**2008**	2007	2006
Revenues, Net of Royalties	$ (323)	$ 136	$ 51
Operating Expenses and Other	24	3	7
Gain (Loss) on Risk Management	$ (299)	$ 139	$ 58

	Unrealized Gain (Loss)		
For the years ended December 31	**2008**	2007	2006
Revenues, Net of Royalties	$ 727	$ (349)	$ 529
Operating Expenses and Other	7	1	7
Gain (Loss) on Risk Management	$ 734	$ (348)	$ 536

Notes to Cenovus Carve-out Consolidated Financial Statements

Reconciliation of Unrealized Risk Management Positions from January 1 to December 31, 2008

	2008		2007	2006
	Fair Value	**Total Unrealized Gain (Loss)**	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$ (78)			
Change in Fair Value of Contracts in Place at				
Beginning of Year and Contracts Entered into During the Year	435	$ 435	$ (215)	$ 584
Fair Value of Contracts in Place at Transition				
that Expired During the Year	-	-	6	10
Foreign Exchange Gain (Loss) on Canadian				
Dollar Contracts	(3)	-	-	-
Fair Value of Contracts Realized During the Year	299	299	(139)	(58)
Fair Value of Contracts Outstanding	$ 653	$ 734	$ (348)	$ 536
Premiums Paid on Unexpired Options	26			
Fair Value of Contracts and Premiums Paid, End of Year	$ 679			

Commodity Price Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, Management believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at December 31, 2008 as follows:

	Favorable 10% Change	Unfavorable 10% Change
Natural gas price	**107**	**(106)**
Crude oil price	**7**	**(7)**
Power price	**4**	**(4)**

C) Risks Associated with Financial Assets and Liabilities

Cenovus is exposed to financial risks arising from its carve-out financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, EnCana has entered into various financial derivative instruments on Cenovus's behalf. The use of these derivative instruments is governed under formal policies and is subject to limits established by EnCana's Board of Directors. Derivative financial instruments are not used for speculative purposes.

Natural Gas–To partially mitigate the natural gas commodity price risk, EnCana has entered into option contracts and swaps on Cenovus's behalf, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps, on Cenovus's behalf, to manage the price differentials between these production areas and various sales points.

Notes to Cenovus Carve-out Consolidated Financial Statements

19. Financial Instruments and Risk Management (continued)

Crude Oil–EnCana, on Cenovus's behalf, has partially mitigated its exposure to the commodity price risk on its condensate supply with fixed price swaps.

Power–EnCana has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs. At December 31, 2008, Cenovus's share of these contracts had an unrealized gain and a fair market value position of $9 million.

Credit Risk

Credit risk arises from the potential that Cenovus may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of EnCana's Board-approved credit policies governing EnCana's credit portfolio and with credit practices that limit transactions according to counterparties' credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of Cenovus's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

With respect to counterparties to financial instruments, EnCana enters into contracts with the counterparties on behalf of Cenovus. At December 31, 2008, Cenovus had 4 counterparties whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.

Liquidity Risk

Liquidity risk is the risk that difficulties will be encountered in meeting a demand to fund its financial liabilities as they come due. EnCana, on behalf of Cenovus, manages its liquidity risk through cash and debt management. As disclosed in Note 17, EnCana targets a Debt to Capitalization ratio between 30 and 40 percent and a Debt to Adjusted EBITDA of 1.0 to 2.0 times to steward the overall debt position.

In managing liquidity risk, EnCana has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. EnCana believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$ 1,114	$ -	$ -	$ -	$ 1,114
Risk Management Liabilities	40	-	-	-	40
Long-Term Debt*, **	245	536	1,128	3,504	5,413
Partnership Contribution Payable**	489	978	978	1,588	4,033

* The long-term debt represents an allocation of EnCana's consolidated long-term debt as discussed in Note 14. The cash outflows presented represent the proportionate share of EnCana's cash outflows assuming that the intercompany debt will be replaced with new long-term debt borrowings with similar terms and conditions.

** Principal and interest, including current portion.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus's financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results. Cenovus's functional currency is Canadian dollars; for consistent presentation with EnCana's Consolidated Financial Statements, unless otherwise indicated, the Cenovus Carve-out Consolidated Financial Statements and all dollar amounts are expressed in U.S. dollars. As the effects of foreign exchange fluctuations are embedded in Cenovus's results, the total effect of foreign exchange fluctuations are not separately identifiable.

19. Financial Instruments and Risk Management (continued)

To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, Cenovus has been allocated a mix of both U.S. dollar and Canadian dollar debt as disclosed in Note 14.

As disclosed in Note 8, Cenovus's foreign exchange (gain) loss is primarily comprised of unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and the translation of the U.S. dollar partnership contribution receivable issued from Canada. At December 31, 2008, Cenovus had $1,804 million in U.S. dollar debt issued from Canada ($2,096 million at December 31, 2007) and $3,147 million related to the U.S. dollar partnership contribution receivable ($3,444 million at December 31, 2007). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in an $11 million change in foreign exchange (gain) loss at December 31, 2008 (December 31, 2007–$14 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from Cenovus's financial assets or liabilities. EnCana partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

Cenovus's long-term debt and associated interest expense represents an allocation of their proportionate share of EnCana's consolidated long-term debt and net interest expense (See Note 14).

At December 31, 2008, the increase or decrease in net earnings for each one percent change in interest rates on EnCana's floating rate debt amounts to $12 million. Cenovus's share of EnCana's floating rate debt would increase or decrease net earnings for each one percent change in interest rates by $4 million (2007–$5 million; 2006–$4 million).

20. Supplementary Information

Supplementary Cash Flow Information

For the years ended December 31		2008		2007		2006
Interest Paid	$	395	$	408	$	149
Income Taxes Paid	$	508	$	536	$	177

Notes to Cenovus Carve-out Consolidated Financial Statements

21. Commitments and Contingencies

Commitments

The commitments disclosed within this section reflect allocations made to Cenovus through the carve-out process based on those commitments identified as part of EnCana's normal course of operations.

As at December 31, 2008		2009		2010		2011		2012		2013		Thereafter		**Total**
Pipeline Transportation	$	117	$	109	$	93	$	149	$	138	$	967	$	**1,573**
Purchases of Goods and Services		564		184		7		2		2		4		**763**
Product Purchases		23		23		20		18		18		43		**145**
Operating Leases*		23		22		42		66		60		1,079		**1,292**
Other Long-Term Commitments		9		5		2		1		-		-		**17**
Total	$	736	$	343	$	164	$	236	$	218	$	2,093	$	**3,790**

* Operating leases consist of building leases.

In addition to the above, Cenovus's share of commitments related to its risk management program are disclosed in Note 19.

Contingencies

Legal Proceedings

EnCana is involved in various legal claims associated with the normal course of operations. EnCana believes it has made adequate provisions for such claims and any provision that has been identified as part of Cenovus's normal course of operations has been allocated to Cenovus and included in the Cenovus Carve-out Consolidated Financial Statements.

Asset Retirement

Cenovus is responsible for the retirement of long-lived assets related to its oil and gas properties, refining facilities and Midstream facilities at the end of their useful lives. Cenovus has recognized a liability of $648 million based on current legislation and estimated costs. Actual costs may differ from those estimated due to changes in legislation and changes in costs.

Income Tax Matters

The operations of Cenovus are complex, and related tax interpretations, regulations and legislation in the various jurisdictions that Cenovus operates in are continually changing. As a result, there are usually some tax matters under review. Management believes that the provision for taxes is adequate.

22. United States Accounting Principles and Reporting

The Cenovus Carve-out Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in most respects, conform to accounting principles generally accepted in the United States ("U.S. GAAP"). The significant differences between Canadian GAAP and U.S. GAAP are described in this note.

The allocations used in the preparation of this note are consistent with those used in preparation of the Cenovus Carve-out Consolidated Financial Statements for Canadian GAAP purposes.

Notes to Cenovus Carve-out Consolidated Financial Statements

22. United States Accounting Principles and Reporting (continued)

Reconciliation of Net Earnings Under Canadian GAAP to U.S. GAAP

For the years ended December 31	Note	2008	2007	2006
Net Earnings–Canadian GAAP		$ 2,368	$ 1,404	$ 1,822
Increase (Decrease) in Net Earnings Under U.S. GAAP:				
Revenues, net of royalties	A	-	(5)	63
Operating	E ii)	(12)	1	(5)
Depreciation, depletion and amortization	B, E ii)	29	148	(1,146)
Administrative	E ii)	(14)	1	(4)
Interest, net	A	-	-	(3)
Stock-based compensation–options	D	1	(3)	-
Income tax expense	F	(32)	(87)	317
Net Earnings Before Change in Accounting Policy–U.S. GAAP		2,340	1,459	1,044
Cumulative Effect of Change in Accounting Policy, net of tax	E ii)	-	-	(6)
Net Earnings–U.S. GAAP		$ 2,340	$ 1,459	$ 1,038

Consolidated Statement of Earnings–U.S. GAAP

For the years ended December 31	Note	2008	2007	2006
Revenues, Net of Royalties	A	$ 16,559	$ 13,401	$ 7,561
Expenses				
Production and mineral taxes		75	63	73
Transportation and selling		963	756	899
Operating	E ii)	1,235	1,113	683
Purchased product		9,710	7,476	1,984
Depreciation, depletion and amortization	B, E ii)	1,289	1,278	2,400
Administrative	E ii)	181	144	98
Interest, net	A	218	187	155
Accretion of asset retirement obligation		39	28	25
Foreign exchange (gain) loss, net		(250)	380	(26)
Stock-based compensation–options	D	(1)	3	-
(Gain) loss on divestitures		3	4	-
Net Earnings Before Income Tax		3,097	1,969	1,270
Income tax expense	F	757	510	226
Net Earnings Before Change in Accounting Policy–U.S. GAAP		2,340	1,459	1,044
Cumulative Effect of Change in Accounting Policy, net of tax	E ii)	-	-	(6)
Net Earnings–U.S. GAAP		$ 2,340	$ 1,459	$ 1,038

Notes to Cenovus Carve-out Consolidated Financial Statements

Consolidated Statement of Owner's Net Investment–U.S. GAAP

For the years ended December 31	Note	2008	2007	2006
Owner's Net Investment, Beginning of Year		$ 4,871	$ 5,365	$ 5,592
Net Earnings–U.S. GAAP		2,340	1,459	1,038
Net Distributions to EnCana	D	(378)	(1,953)	(1,265)
Owner's Net Investment, End of Year		$ 6,833	$ 4,871	$ 5,365

Consolidated Statement of Comprehensive Income–U.S. GAAP

For the years ended December 31	Note	2008	2007	2006
Net Earnings–U.S. GAAP		$ 2,340	$ 1,459	$ 1,038
Foreign Currency Translation Adjustment	B, E ii), G	(2,075)	1,133	97
Compensation Plans	G	(8)	-	-
Comprehensive Income		$ 257	$ 2,592	$ 1,135

Consolidated Statement of Accumulated Other Comprehensive Income–U.S. GAAP

For the years ended December 31	Note	2008	2007	2006
Balance, Beginning of Year		$ 2,290	$ 1,157	$ 1,072
Foreign Currency Translation Adjustment	B, E ii), G	(2,075)	1,133	97
Compensation Plans	G	(8)	-	(12)
Balance, End of Year		$ 207	$ 2,290	$ 1,157

Notes to Cenovus Carve-out Consolidated Financial Statements

Condensed Consolidated Balance Sheet

As at December 31	Note	2008 As Reported	2008 U.S GAAP	2007 As Reported	2007 U.S. GAAP
Assets					
Current Assets		$ 2,248	$ 2,248	$ 3,099	$ 3,099
Property, Plant and Equipment	B, C, E ii)				
(includes unproved properties and major development projects of $665 and $299 as of December 31, 2008 and 2007, respectively)		21,125	21,132	23,418	23,407
Accumulated Depreciation, Depletion and Amortization		(8,915)	(9,798)	(10,097)	(11,237)
Property, Plant and Equipment, net		12,210	11,334	13,321	12,170
(Full Cost Method for Oil and Gas Activities)					
Investments and Other Assets	E i)	200	183	252	234
Partnership Contribution Receivable		2,834	2,834	3,147	3,147
Risk Management		38	38	9	9
Goodwill		936	936	1,159	1,159
		$ 18,466	$ 17,573	$ 20,987	$ 19,818
Liabilities and Net Investment					
Current Liabilities	A, E i), ii), F	$ 1,798	$ 1,918	$ 3,125	$ 3,223
Long-Term Debt		2,952	2,952	3,418	3,418
Other Liabilities	A, E i), ii)	52	65	32	40
Partnership Contribution Payable		2,857	2,857	3,163	3,163
Risk Management		-	-	1	1
Asset Retirement Obligation		648	648	703	703
Future Income Taxes	F	2,411	2,093	2,538	2,109
		10,718	10,533	12,980	12,657
Net Investment					
Owner's Net Investment	D	7,560	6,833	5,573	4,871
Accumulated Other Comprehensive Income	G	188	207	2,434	2,290
Total Net Investment		7,748	7,040	8,007	7,161
		$ 18,466	$ 17,573	$ 20,987	$ 19,818

Notes to Cenovus Carve-out Consolidated Financial Statements

Condensed Consolidated Statement of Cash Flows–U.S. GAAP

For the years ended December 31		2008		2007		2006
Operating Activities						
Net earnings	$	**2,340**	$	1,459	$	1,038
Depreciation, depletion and amortization		**1,289**		1,278		2,400
Future income taxes		**416**		(168)		(270)
Unrealized (gain) loss on risk management		**(734)**		353		(589)
Unrealized foreign exchange (gain) loss		**(259)**		383		-
Accretion of asset retirement obligation		**39**		28		25
(Gain) loss on divestitures		**3**		4		-
Other		**(5)**		120		61
Net change in other assets and liabilities		**(89)**		(48)		(1)
Net change in non-cash working capital		**(316)**		(417)		301
Cash From Operating Activities	$	**2,684**	$	2,992	$	2,965
Cash (Used in) Investing Activities	$	**(1,964)**	$	(1,533)	$	(1,616)
Cash From (Used in) Financing Activities	$	**(849)**	$	(1,270)	$	(1,222)

Notes to Cenovus Carve-out Consolidated Financial Statements

Notes:

A) Derivative Instruments and Hedging

On January 1, 2004, Cenovus implemented under Canadian GAAP, EIC 128 *"Accounting For Trading, Speculative or Non-Hedging Derivative Financial Instruments"* which requires derivatives not designated as hedges to be recorded in the balance sheet as either assets or liabilities at their fair value. Changes in the derivatives' fair value are recognized in current period earnings. Under the transitional rules any gain or loss at the implementation date is deferred and recognized into revenue once realized. Currently, Management has not designated any of the financial instruments as hedges.

The adoption of EIC 128 at January 1, 2004 resulted in the recognition of a deferred loss which was recognized into earnings when realized. As at December 31, 2007, under Canadian GAAP, the remaining transition amount has been fully recognized into net earnings resulting in a $5 million decrease to revenue and $0.3 million increase to interest.

For U.S. GAAP, Cenovus adopted Statement of Financial Accounting Standards ("SFAS") 133 effective January 1, 2001. SFAS 133 requires that all derivatives be recorded in the balance sheet as either assets or liabilities at their fair value. Changes in the derivatives' fair value are recognized in current period earnings unless specific hedge accounting criteria are met. Management has currently not designated any of the financial instruments as hedges for U.S. GAAP purposes under SFAS 133. Any gain or loss on implementation of SFAS 133 was recorded in Other Comprehensive Income. These transitional amounts are recognized into net earnings as the positions are realized.

Unrealized gain (loss) on derivatives relate to:

For the years ended December 31	2008		2007		2006
Commodity Prices (Revenues, net of royalties)	$ 727	$	(354)	$	592
Operating Expenses and Other	7		1		7
Total Unrealized Gain (Loss)	$ 734	$	(353)	$	599

In 2007, the remaining balance related to the transitional amounts in Accumulated Other Comprehensive Income was recognized in net earnings for U.S. GAAP.

B) Full Cost Accounting

Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum, net of applicable income taxes, of the present value, discounted at 10 percent, of the estimated future net revenues calculated on the basis of estimated value of future production from proved reserves using oil and gas prices at the balance sheet date, less related unescalated estimated future development and production costs, plus unimpaired unproved property costs. Depletion charges under U.S. GAAP are also calculated by reference to proved reserves estimated using oil and gas prices at the balance sheet date.

Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecast pricing and future development and production costs to determine whether impairment exists. The impairment amount is measured using the fair value of proved and probable reserves. Depletion charges under Canadian GAAP are also calculated by reference to proved reserves estimated using estimated future prices and costs.

At December 31, 2008, Cenovus's capitalized costs of oil and gas properties in Canada exceeded the full cost ceiling resulting in a non-cash U.S. GAAP write-down of $60 million charged to DD&A ($45 million after-tax) (2007–nil; 2006–$1.2 billion charged to DD&A, $838 million after-tax). Additional depletion was also recorded in 2001, and certain prior years, as a result of the ceiling test difference between Canadian GAAP and U.S. GAAP. As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes.

The U.S. GAAP adjustment for the difference in depletion calculations results in an impact to DD&A charges and foreign currency translation adjustment of $92.4 million decrease and $8.5 million decrease respectively (2007–$147.8 million decrease and $8.9 million increase; 2006–$38 million decrease and $0.6 million decrease).

Notes to Cenovus Carve-out Consolidated Financial Statements

C) Property, Plant and Equipment Allocation

Net property, plant and equipment related to Canadian upstream oil and gas activities has been allocated for U.S. GAAP carve-out purposes using the same methodology as the carve-out allocation for Canadian GAAP purposes.

The balances related to Canadian upstream operations have been allocated between Cenovus and EnCana in accordance with the CICA Handbook Accounting Guideline ACG-16, based on the ratio of future net revenue, discounted at 10 percent, of the properties carved out to the discounted future net revenue of all proved properties in Canada using the reserve reports dated December 31, 2008 and December 31, 2007. Future net revenue is the estimated net amount to be received with respect to development and production of crude oil and natural gas reserves, the value of which has been determined by EnCana's independent reserve evaluators.

D) Stock-Based Compensation–Canadian Pacific Limited Reorganization

Under Financial Accounting Standards Board ("FASB") Interpretation No. 44, *"Accounting for Certain Transactions Involving Stock Compensation"*, compensation expense must be recorded if the intrinsic value of the stock options is not exactly the same immediately before and after an equity restructuring. As part of the corporate reorganization of CPL, an equity restructuring occurred which resulted in CPL stock options being replaced with stock options granted by EnCana, as described in Note 18. This resulted in the replacement options having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

E) Compensation Plans

i) Pensions and Other Post-Employment Benefits

For the year ended December 31, 2006, Cenovus adopted, for U.S. GAAP purposes, SFAS 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)"*. SFAS 158 requires EnCana to recognize the over-funded or under-funded status of defined benefit and post-employment plans on the balance sheet as an asset or liability and to recognize changes in the funded status through Other Comprehensive Income. Canadian GAAP does not require Cenovus to recognize the funded status of these plans on its balance sheet.

ii) Liability-Based Stock Compensation Plans

Under Canadian GAAP, obligations for liability-based stock compensation plans are recorded using the intrinsic-value method of accounting. For U.S. GAAP purposes, Cenovus adopted SFAS 123(R), *"Share-Based Payment"* for the year ended December 31, 2006 using the modified-prospective approach. Under SFAS 123(R), the intrinsic-value method of accounting for liability-based stock compensation plans is no longer an alternative. Liability-based stock compensation plans, including tandem share appreciation rights, performance tandem share appreciation rights, share appreciation rights, performance share appreciation rights and deferred share units, are required to be re-measured at fair value at each reporting period up until the settlement date.

To the extent compensation cost relates to employees directly involved in natural gas and crude oil exploration and development activities, certain amounts are capitalized to property, plant and equipment. Amounts not capitalized are recognized as administrative expenses or operating expenses. The current period adjustments have the following impact:

- Net property, plant and equipment increased by $14.6 million (2007–$3.5 million decrease)
- Current liabilities increased by $41.4 million (2007–$6.0 million decrease)
- Other liabilities decreased by $0.2 million (2007–$1.4 million decrease)
- Other comprehensive income increased by $3.0 million (2007–$0.2 million increase)
- Operating expenses increased by $11.6 million (2007–$0.9 million decrease)
- Administrative expenses increased by $14.5 million (2007–$1.0 million decrease)
- Depreciation, depletion and amortization expenses increased by $3.8 million (2007–$0.5 million decrease)

As Cenovus adopted SFAS 123(R) using the modified prospective approach, prior periods have not been restated.

SFAS 123(R), under the modified prospective approach, requires the cumulative impact of a change in an accounting policy to be presented in the current year Consolidated Statement of Earnings. The cumulative effect, net of tax, of initially adopting SFAS 123(R) January 1, 2006 was a loss of $6 million.

Notes to Cenovus Carve-out Consolidated Financial Statements

22. United States Accounting Principles and Reporting (continued)

F) Income Taxes

Under U.S. GAAP, enacted tax rates and legislative changes are used to calculate current and future income taxes; whereas Canadian GAAP uses substantively enacted tax rates and legislative changes. In 2007, a Canadian tax legislative change was substantively enacted for Canadian GAAP; however, this tax legislative change was not considered enacted for U.S. GAAP by December 31, 2007. This tax legislative change was still not considered enacted for U.S. GAAP by December 31, 2008. Accordingly, there was no difference in 2008 (2007–increase to income tax expense of $76 million; 2006–nil) for U.S. GAAP.

The remaining differences resulted from the future income tax adjustments included in the Reconciliation of Net Earnings under Canadian GAAP to U.S. GAAP and the Condensed Consolidated Balance Sheet include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

The following table provides a reconciliation of the statutory rate to the actual tax rate:

For the years Ended December 31	2008	2007	2006
Net Earnings Before Income Tax–U.S. GAAP	$ 3,097	$ 1,969	$ 1,270
Canadian Statutory Rate	29.7%	32.3%	34.7%
Expected Income Tax	919	636	441
Effect on Taxes Resulting from:			
Non-deductible Canadian Crown payments	-	-	48
Canadian resource allowance	-	-	(9)
Statutory and other rate differences	(79)	17	(38)
Effect of tax rate changes	-	(147)	(276)
Non-taxable downstream partnership income	6	(70)	-
International financing	(127)	-	-
Foreign exchange (gains) losses not included in net earnings	11	-	-
Non-taxable capital (gains) losses	(50)	45	(2)
Other	77	29	62
Income Tax–U.S. GAAP	$ 757	$ 510	$ 226
Effective Tax Rate	24.4%	25.9%	17.8%

The net future income tax liability is comprised of:

As at December 31	2008	2007
Future Tax Liabilities		
Property, plant and equipment in excess of tax values	$ 1,737	$ 1,978
Timing of partnership items	470	509
Other	185	-
Future Tax Assets		
Non-capital and net operating losses carried forward	(19)	-
Other	(280)	(378)
Net Future Income Tax Liability	$ 2,093	$ 2,109

G) Other Comprehensive Income

SFAS 158 requires a change in the funded status of defined benefit and post-employment plans to be recognized on the balance sheet and changes in the funded status through comprehensive income. In 2008, a loss of $7.5 million, net of tax was recognized in other comprehensive income (2007–$nil) as noted in E i). On adoption of SFAS 158, as required, the transitional amount of $12 million, net of tax was booked directly to Accumulated Other Comprehensive Income.

The foreign currency translation adjustment includes the effect of the accumulated U.S. GAAP differences.

Notes to Cenovus Carve-out Consolidated Financial Statements

22. United States Accounting Principles and Reporting (continued)

H) Joint Venture with ConocoPhillips

Under Canadian GAAP, the Integrated Oil operations that are jointly controlled are proportionately consolidated. U.S. GAAP requires the Downstream Refining operations included in the Integrated Oil Division be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for jointly controlled investments does not require reconciliation from Canadian to U.S. GAAP if the joint venture is jointly controlled by all parties having an equity interest in the entity. This is the case for the Downstream Refining operations. Equity accounting for the Downstream Refining operations would have no impact on EnCana's net earnings or retained earnings. As required, the following disclosures are provided for the Downstream Refining operations of the joint venture.

Income Statement

For the year ended December 31		2008		2007
Operating Cash Flow (See Note 5)	$	(241)	$	1,074
Depreciation, depletion and amortization		(188)		(159)
Other		19		(5)
Net Income	$	(410)	$	910

Balance Sheet

As at December 31		2008		2007
Current Assets	$	321	$	1,172
Long-term Assets		4,157		3,851
Current Liabilities		422		644
Long-term Liabilities		35		21

Statement of Cash Flows

For the year ended December 31		2008		2007
Cash From Operating Activities	$	118	$	885
Cash (Used in) Investing Activities		(519)		(322)
Cash (Used in) From Financing Activities		-		-

I) Recent Accounting Pronouncements

As of January 1, 2008, Cenovus adopted, for U.S. GAAP purposes, SFAS 157, "Fair Value Measurements". SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. This standard applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements. The adoption of this standard did not have a material impact on Cenovus's Carve-out Consolidated Financial Statements.

As of January 1, 2008, Cenovus adopted, for U.S. GAAP purposes, measurement requirements under SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This standard also requires EnCana to measure the funded status of a plan as of the balance sheet date. The adoption of the change in measurement date did not have a material impact on Cenovus's Carve-out Consolidated Financial Statements.

Notes to Cenovus Carve-out Consolidated Financial Statements

22. United States Accounting Principles and Reporting (continued)

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, *"The Hierarchy of Generally Accepted Accounting Principles"*. This standard became effective November 15, 2008 following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section, 411 *"The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles"*. The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP. The adoption of this standard did not have a material impact on Cenovus's Carve-out Consolidated Financial Statements.

Cenovus has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on Cenovus:

- As of January 1, 2009, Cenovus will be required to adopt, for U.S. GAAP purposes, SFAS 141(R), *"Business Combinations"*, which replaces SFAS 141. This revised standard requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination. The adoption of this standard will impact Cenovus's U.S. GAAP accounting treatment of business combinations entered into after January 1, 2009.

- As of January 1, 2009, Cenovus will be required to adopt, for U.S. GAAP purposes, SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51"*. This standard requires a noncontrolling interest in a subsidiary to be classified as a separate component of equity. The standard also changes the way the U.S. GAAP Consolidated Statement of Earnings is presented by requiring net earnings to include the amounts attributable to both the parent and the noncontrolling interest and to disclose these respective amounts. The adoption of this standard should not have a material impact on Cenovus's Carve-out Consolidated Financial Statements.

- As of December 31, 2009, Cenovus will be required to prospectively adopt the new reserves requirements that arise from the completion of the SEC's project, *Modernization of Oil and Gas Reporting*. The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. Additionally, oil and gas reserves will be reported using an average price based upon the prior 12-month period rather than year-end prices. The new rules will affect the reserve estimate used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes. Cenovus is assessing the impact these new rules will have on its Consolidated Financial Statements.

Cenovus Energy

Interim Carve-out Consolidated Financial Statements
(unaudited)

For the period ended September 30, 2009

(U.S. Dollars)

Consolidated Statement of Earnings *(unaudited)*

($ millions)		Three Months Ended September 30,		Nine Months Ended September 30,	
		2009	2008	**2009**	2008
Revenues, Net of Royalties	*(Note 5)* $	**2,714** $	5,533 $	**7,305** $	13,352
Expenses	*(Note 5)*				
Production and mineral taxes		**10**	27	**31**	65
Transportation and selling		**176**	254	**467**	748
Operating		**270**	271	**839**	958
Purchased product		**1,568**	2,986	**3,706**	7,482
Depreciation, depletion and amortization		**356**	344	**989**	1,030
Administrative		**44**	(9)	**122**	152
Interest, net	*(Note 7)*	**58**	56	**143**	165
Accretion of asset retirement obligation	*(Note 12)*	**11**	9	**29**	29
Foreign exchange (gain) loss, net	*(Note 8)*	**119**	(42)	**197**	(88)
(Gain) loss on divestitures	*(Note 6)*	**-**	-	**-**	2
		2,612	3,896	**6,523**	10,543
Net Earnings Before Income Tax		**102**	1,637	**782**	2,809
Income tax expense	*(Note 9)*	**39**	338	**158**	821
Net Earnings	$	**63** $	1,299 $	**624** $	1,988

See accompanying Notes to Carve-out Consolidated Financial Statements.

Consolidated Statement of Owner's Net Investment *(unaudited)*

($ millions)		Nine Months Ended September 30,	
		2009	2008
Owner's Net Investment, Beginning of Year		$ **7,560**	$ 5,573
Net Earnings		**624**	1,988
Net Distributions to EnCana	*(Note 13)*	**(726)**	(1,008)
Owner's Net Investment, End of Period		$ **7,458**	$ 6,553

Consolidated Statement of Comprehensive Income *(unaudited)*

($ millions)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	**2009**	2008
Net Earnings	$ **63**	$ 1,299	$ **624**	$ 1,988
Other Comprehensive Income, Net of Tax				
Foreign Currency Translation Adjustment	**724**	(399)	**1,273**	(663)
Comprehensive Income	$ **787**	$ 900	$ **1,897**	$ 1,325

Consolidated Statement of Accumulated Other Comprehensive Income *(unaudited)*

($ millions)		Nine Months Ended September 30,	
		2009	2008
Accumulated Other Comprehensive Income, Beginning of Year		$ **188**	$ 2,434
Foreign Currency Translation Adjustment		**1,273**	(663)
Accumulated Other Comprehensive Income, End of Period		$ **1,461**	$ 1,771

See accompanying Notes to Carve-out Consolidated Financial Statements.

Consolidated Balance Sheet *(unaudited)*

($ millions)		As at September 30, 2009	As at December 31, 2008
Assets			
Current Assets			
Cash and cash equivalents		$ 185	$ 153
Accounts receivable and accrued revenues		876	598
Current portion of partnership contribution receivable		325	313
Risk management	*(Note 16)*	146	681
Inventories	*(Note 10)*	716	503
		2,248	2,248
Property, Plant and Equipment, net	*(Note 5)*	13,651	12,210
Restricted Cash	*(Note 4)*	3,619	-
Investments and Other Assets		241	200
Partnership Contribution Receivable		2,589	2,834
Risk Management	*(Note 16)*	3	38
Goodwill		1,068	936
	(Note 5) $	23,419	$ 18,466
Liabilities and Net Investment			
Current Liabilities			
Accounts payable and accrued liabilities		$ 1,378	$ 1,114
Income tax payable		473	254
Current portion of partnership contribution payable		320	306
Risk management	*(Note 16)*	9	40
Current portion of long-term debt	*(Note 11)*	70	84
		2,250	1,798
Long-Term Debt	*(Note 11)*	2,798	2,952
Cenovus Notes	*(Note 4)*	3,468	-
Other Liabilities		63	52
Partnership Contribution Payable		2,615	2,857
Risk Management	*(Note 16)*	7	-
Asset Retirement Obligation	*(Note 12)*	726	648
Future Income Taxes		2,573	2,411
		14,500	10,718
Net Investment			
Owner's net investment	*(Note 13)*	7,458	7,560
Accumulated other comprehensive income		1,461	188
Total Net Investment		8,919	7,748
	$	23,419	$ 18,466

See accompanying Notes to Carve-out Consolidated Financial Statements.

Consolidated Statement of Cash Flows *(unaudited)*

($ millions)		Three Months Ended September 30,		Nine Months Ended September 30,	
		2009	2008	**2009**	2008
Operating Activities					
Net earnings		$ **63**	$ 1,299	$ **624**	$ 1,988
Depreciation, depletion and amortization		**356**	344	**989**	1,030
Future income taxes	*(Note 9)*	**(87)**	463	**(177)**	639
Unrealized (gain) loss on risk management	*(Note 16)*	**342**	(861)	**524**	(348)
Unrealized foreign exchange (gain) loss		**127**	(50)	**211**	(93)
Accretion of asset retirement obligation	*(Note 12)*	**11**	9	**29**	29
(Gain) loss on divestitures	*(Note 6)*	**-**	-	**-**	2
Other		**29**	(81)	**47**	15
Net change in other assets and liabilities		**(3)**	(9)	**(10)**	(90)
Net change in non-cash working capital		**480**	(230)	**428**	(515)
Cash From Operating Activities		**1,318**	884	**2,665**	2,657
Investing Activities					
Capital expenditures	*(Note 5)*	**(483)**	(470)	**(1,376)**	(1,432)
Proceeds from divestitures	*(Note 6)*	**(2)**	8	**1**	47
Restricted cash	*(Note 4)*	**(3,619)**	-	**(3,619)**	-
Net change in investments and other		**11**	(30)	**(25)**	(36)
Net change in non-cash working capital		**20**	(11)	**(83)**	20
Cash (Used in) Investing Activities		**(4,073)**	(503)	**(5,102)**	(1,401)
Financing Activities					
Net issuance (repayment) of revolving long-term debt		**(230)**	(158)	**(360)**	(254)
Issuance of long-term debt		**-**	-	**173**	268
Issuance of Cenovus Notes	*(Note 4)*	**3,468**	-	**3,468**	-
Repayment of long-term debt		**(88)**	(165)	**(88)**	(236)
Net financing transactions with EnCana	*(Note 13)*	**(319)**	(139)	**(726)**	(1,008)
Cash (Used in) Financing Activities		**2,831**	(462)	**2,467**	(1,230)
Foreign Exchange Gain (Loss) on Cash and Cash					
Equivalents Held in Foreign Currency		**-**	(6)	**2**	(6)
Increase (Decrease) in Cash and Cash Equivalents		**76**	(87)	**32**	20
Cash and Cash Equivalents, Beginning of Period		**109**	409	**153**	302
Cash and Cash Equivalents, End of Period		$ **185**	$ 322	$ **185**	$ 322

See accompanying Notes to Carve-out Consolidated Financial Statements.

4

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

1. Basis of Presentation

The Cenovus Energy ("Cenovus") Interim Carve-out Consolidated Financial Statements prepared in connection with the proposed corporate reorganization (the "Arrangement") (See Note 4), present the historic carve-out consolidated financial position, results of operations, changes in net investment and cash flows of Cenovus. The Cenovus Interim Carve-out Consolidated Financial Statements have been derived from the accounting records of EnCana Corporation ("EnCana") on a carve-out basis and should be read in conjunction with EnCana's Interim Consolidated Financial Statements and the notes thereto for the period ended September 30, 2009.   The Cenovus Interim Carve-out Consolidated Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had Cenovus been a separate entity or future results in respect of Cenovus Energy Inc., as it will exist upon completion of the Arrangement.

The Cenovus Interim Carve-out Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Cenovus annual audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008, except as noted below. The disclosures provided below are incremental to those included with the Cenovus annual audited Carve-out Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only.   Accordingly, the Cenovus Interim Carve-out Consolidated Financial Statements should be read in conjunction with the Cenovus annual audited Carve-out Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008 and the EnCana annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008.

The Cenovus Interim Carve-out Consolidated Financial Statements are presented in accordance with Canadian generally accepted accounting principles ("GAAP"). Cenovus's operations include the upstream exploration for, and development and production of bitumen, crude oil, natural gas and natural gas liquids ("NGLs") in Canada and refining operations in the United States.

2. Changes in Accounting Policies and Practices

As disclosed in the December 31, 2008 Cenovus annual audited Carve-out Consolidated Financial Statements, on January 1, 2009, Cenovus adopted the following Canadian Institute of Chartered Accountants ("CICA") Handbook Section:

- "Goodwill and Intangible Assets", Section 3064. The new standard replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard has had no material impact on Cenovus's Carve-out Consolidated Financial Statements.

3. Recent Accounting Pronouncements

In February 2008, the CICA's Accounting Standards Board confirmed that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. Cenovus will be required to report its results in accordance with IFRS beginning in 2011. EnCana has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information for Cenovus. The impact of IFRS on Cenovus's Carve-out Consolidated Financial Statements is not reasonably determinable at this time.

As of January 1, 2011, Cenovus will be required to adopt the following CICA Handbook sections:

- "Business Combinations", Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations.

- "Consolidated Financial Statements", Section 1601, which together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard should not have a material impact on Cenovus's Carve-out Consolidated Financial Statements.

5

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

3. Recent Accounting Pronouncements (continued)

- "Non-controlling Interests", Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard should not have a material impact on Cenovus's Carve-out Consolidated Financial Statements.

4. Proposed Corporate Reorganization of EnCana Corporation

In May 2008, EnCana's Board of Directors unanimously approved a proposal to split EnCana into two independent energy companies – one a natural gas company and the other an integrated oil company. The proposed Arrangement was expected to close in early January 2009.

In October 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regained stability.

On September 10, 2009, EnCana's Board of Directors unanimously approved plans to proceed with the proposed Arrangement. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to shareholder and regulatory approvals. The reorganization would result in two publicly traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one New EnCana Common Share and one Cenovus Energy Inc. Common Share in exchange for each EnCana Common Share held.

Subject to court and shareholder approval, EnCana expects to complete the reorganization on November 30, 2009 following a Shareholders' meeting to vote on the proposed Plan of Arrangement to be held on November 25, 2009.

In conjunction with the proposed Arrangement, on September 18, 2009, Cenovus Energy Inc. completed a private offering of senior unsecured notes for an aggregate principal amount of $3,500 million issued in three tranches, which are exempt from the registration requirements of the U.S. Securities Act of 1933 under Rule 144A and Regulation S.

	As at September 30, 2009
U.S. Unsecured Notes	
4.5% due September 15, 2014	$ 800
5.7% due October 15, 2019	1,300
6.75% due November 15, 2039	1,400
	3,500
Debt Discounts and Financing Costs	(32)
Cenovus Notes	3,468
Amounts on Deposit in Escrow	151
Restricted Cash	$ 3,619

The notes are legal obligations of Cenovus Energy Inc. and have been disclosed on Cenovus's Consolidated Balance Sheet as a separate long-term liability, net of financing costs. The net proceeds of the private offering were placed into an escrow account held by the escrow agent, The Bank of New York Mellon, pending the completion of the Arrangement, pursuant to the terms and conditions of an escrow and security agreement for the benefit of the note holders. The underwriters have deposited $3,468 million into the escrow account and Cenovus Energy Inc. has contributed $151 million into the escrow account so that, in aggregate, the total escrowed funds of $3,619 million will be sufficient to pay the special mandatory redemption price for the notes if the Arrangement does not proceed.

Pursuant to the terms and conditions of the escrow and security agreement, neither EnCana nor Cenovus Energy Inc., or any of their subsidiaries have any rights to, access to, control of, or dominion over, the escrowed funds before the completion of the Arrangement. All amounts in the escrow account will be released to Cenovus Energy Inc. by the escrow agent promptly after the escrow agent has been notified that the Arrangement has become effective and all of the escrow conditions have been satisfied. If the Arrangement does not proceed, the notes will be subject to a special mandatory redemption at a redemption price, payable from the amounts held in escrow, equal to 101 percent of the aggregate principal amount of the notes plus a penalty payment computed with reference to the expected accrued interest.

Additional information about the calculation of the special mandatory redemption price and other effects of the proposed Arrangement can be found in EnCana's Information Circular dated October 20, 2009. The cash in escrow has been disclosed as Restricted Cash on Cenovus's Consolidated Balance Sheet and is not available for current use.

Subject to the completion of the Arrangement, Cenovus Energy Inc. has obtained commitments from a syndicate of banks to make available a C$2.0 billion three-year revolving credit facility and a C$500 million 364-day revolving credit facility.

6

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

5. Segmented Information

Cenovus's operating and reportable segments are as follows:

- **Canada** includes Cenovus's exploration for, and development and production of bitumen, crude oil, natural gas and NGLs and other related activities within the Canadian cost centre.

- **Downstream Refining** is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.

- **Market Optimization** is primarily responsible for the sale of Cenovus's proprietary production. These results are included in the Canada segment. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

- **Corporate** mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of Cenovus's upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

Cenovus has a decentralized decision making and reporting structure. Accordingly, Cenovus is organized into Divisions as follows:

- **Integrated Oil** Division is the combined total of Integrated Oil – Canada and Downstream Refining. Integrated Oil – Canada includes Cenovus's exploration for, and development and production of bitumen using enhanced recovery methods. Integrated Oil – Canada is composed of interests in the FCCL Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

- **Canadian Plains** Division includes natural gas and crude oil exploration, development and production assets located in eastern Alberta and Saskatchewan.

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

5. Segmented Information (continued)

Results of Operations (For the three months ended September 30)

Segment and Geographic Information

	Canada		Downstream Refining		Market Optimization	
	2009	2008	**2009**	2008	**2009**	2008
Revenues, Net of Royalties	$ **1,252**	$ 1,608	$ **1,610**	$ 2,699	$ **190**	$ 361
Expenses						
Production and mineral taxes	**10**	27	**-**	-	**-**	-
Transportation and selling	**176**	254	**-**	-	**-**	-
Operating	**163**	153	**99**	116	**4**	(1)
Purchased product	**(41)**	(45)	**1,425**	2,679	**184**	352
	944	1,219	**86**	(96)	**2**	10
Depreciation, depletion and amortization	**293**	285	**49**	50	**3**	1
Segment Income (Loss)	$ **651**	$ 934	$ **37**	$ (146)	$ **(1)**	$ 9

	Corporate		Consolidated	
	2009	2008	**2009**	2008
Revenues, Net of Royalties	$ **(338)**	$ 865	$ **2,714**	$ 5,533
Expenses				
Production and mineral taxes	**-**	-	**10**	27
Transportation and selling	**-**	-	**176**	254
Operating	**4**	3	**270**	271
Purchased product	**-**	-	**1,568**	2,986
	(342)	862	**690**	1,995
Depreciation, depletion and amortization	**11**	8	**356**	344
Segment Income (Loss)	$ **(353)**	$ 854	**334**	1,651
Administrative			**44**	(9)
Interest, net			**58**	56
Accretion of asset retirement obligation			**11**	9
Foreign exchange (gain) loss, net			**119**	(42)
(Gain) loss on divestitures			**-**	-
			232	14
Net Earnings Before Income Tax			**102**	1,637
Income tax expense			**39**	338
Net Earnings			$ **63**	$ 1,299

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

5. Segmented Information (continued)

Results of Operations (For the three months ended September 30)

Product and Divisional Information

	Canada Segment					
	Integrated Oil - Canada		Canadian Plains		Total	
	2009	2008	**2009**	2008	**2009**	2008
Revenues, Net of Royalties	$ **377**	$ 395	$ **875**	$ 1,213	$ **1,252**	$ 1,608
Expenses						
Production and mineral taxes	**1**	-	**9**	27	**10**	27
Transportation and selling	**128**	148	**48**	106	**176**	254
Operating	**52**	57	**111**	96	**163**	153
Purchased product	**(41)**	(45)	**-**	-	**(41)**	(45)
Operating Cash Flow	$ **237**	$ 235	$ **707**	$ 984	$ **944**	$ 1,219

	Integrated Oil Division					
	Oil *		Downstream Refining		Other *	
	2009	2008	**2009**	2008	**2009**	2008
Revenues, Net of Royalties	$ **345**	$ 362	$ **1,610**	$ 2,699	$ **32**	$ 33
Expenses						
Production and mineral taxes	**-**	-	**-**	-	**1**	-
Transportation and selling	**120**	137	**-**	-	**8**	11
Operating	**45**	42	**99**	116	**7**	15
Purchased product	**-**	-	**1,425**	2,679	**(41)**	(45)
Operating Cash Flow	$ **180**	$ 183	$ **86**	$ (96)	$ **57**	$ 52

	Total	
	2009	2008
Revenues, Net of Royalties	$ **1,987**	$ 3,094
Expenses		
Production and mineral taxes	**1**	-
Transportation and selling	**128**	148
Operating	**151**	173
Purchased product	**1,384**	2,634
Operating Cash Flow	$ **323**	$ 139

	Canadian Plains Division					
	Gas		Oil & NGLs		Other	
	2009	2008	**2009**	2008	**2009**	2008
Revenues, Net of Royalties	$ **487**	$ 576	$ **385**	$ 633	$ **3**	$ 4
Expenses						
Production and mineral taxes	**3**	14	**6**	13	**-**	-
Transportation and selling	**10**	18	**38**	88	**-**	-
Operating	**56**	44	**55**	51	**-**	1
Operating Cash Flow	$ **418**	$ 500	$ **286**	$ 481	$ **3**	$ 3

	Total	
	2009	2008
Revenues, Net of Royalties	$ **875**	$ 1,213
Expenses		
Production and mineral taxes	**9**	27
Transportation and selling	**48**	106
Operating	**111**	96
Operating Cash Flow	$ **707**	$ 984

* Oil and Other are included in Integrated Oil - Canada. Other includes production of natural gas and bitumen from the Athabasca and Senlac properties.

9

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

5. Segmented Information (continued)

Results of Operations (For the nine months ended September 30)

Segment and Geographic Information

	Canada		Downstream Refining		Market Optimization	
	2009	2008	**2009**	2008	**2009**	2008
Revenues, Net of Royalties	$ **3,383**	$ 4,657	$ **3,849**	$ 7,514	$ **574**	$ 836
Expenses						
Production and mineral taxes	**31**	65	**-**	-	**-**	-
Transportation and selling	**467**	748	**-**	-	**-**	-
Operating	**477**	575	**329**	375	**10**	13
Purchased product	**(72)**	(126)	**3,221**	6,800	**557**	808
	2,480	3,395	**299**	339	**7**	15
Depreciation, depletion and amortization	**804**	864	**146**	138	**7**	3
Segment Income (Loss)	$ **1,676**	$ 2,531	$ **153**	$ 201	$ **-**	$ 12

	Corporate		Consolidated	
	2009	2008	**2009**	2008
Revenues, Net of Royalties	$ **(501)**	$ 345	$ **7,305**	$ 13,352
Expenses				
Production and mineral taxes	**-**	-	**31**	65
Transportation and selling	**-**	-	**467**	748
Operating	**23**	(5)	**839**	958
Purchased product	**-**	-	**3,706**	7,482
	(524)	350	**2,262**	4,099
Depreciation, depletion and amortization	**32**	25	**989**	1,030
Segment Income (Loss)	$ **(556)**	$ 325	**1,273**	3,069
Administrative			**122**	152
Interest, net			**143**	165
Accretion of asset retirement obligation			**29**	29
Foreign exchange (gain) loss, net			**197**	(88)
(Gain) loss on divestitures			**-**	2
			491	260
Net Earnings Before Income Tax			**782**	2,809
Income tax expense			**158**	821
Net Earnings			$ **624**	$ 1,988

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

5. Segmented Information (continued)

Results of Operations (For the nine months ended September 30)

Product and Divisional Information

	Canada Segment					
	Integrated Oil - Canada		Canadian Plains		Total	
	2009	2008	**2009**	2008	**2009**	2008
Revenues, Net of Royalties	$ **913** $	1,028	$ **2,470** $	3,629	$ **3,383** $	4,657
Expenses						
Production and mineral taxes	**1**	1	**30**	64	**31**	65
Transportation and selling	**304**	418	**163**	330	**467**	748
Operating	**155**	190	**322**	385	**477**	575
Purchased product	**(72)**	(126)	**-**	-	**(72)**	(126)
Operating Cash Flow	$ **525** $	545	$ **1,955** $	2,850	$ **2,480** $	3,395

	Integrated Oil Division					
	Oil *		Downstream Refining		Other *	
	2009	2008	**2009**	2008	**2009**	2008
Revenues, Net of Royalties	$ **785** $	898	$ **3,849** $	7,514	$ **128** $	130
Expenses						
Production and mineral taxes	**-**	-	**-**	-	**1**	1
Transportation and selling	**286**	380	**-**	-	**18**	38
Operating	**123**	133	**329**	375	**32**	57
Purchased product	**-**	-	**3,221**	6,800	**(72)**	(126)
Operating Cash Flow	$ **376** $	385	$ **299** $	339	$ **149** $	160

	Total	
	2009	2008
Revenues, Net of Royalties	$ **4,762** $	8,542
Expenses		
Production and mineral taxes	**1**	1
Transportation and selling	**304**	418
Operating	**484**	565
Purchased product	**3,149**	6,674
Operating Cash Flow	$ **824** $	884

	Canadian Plains Division					
	Gas		Oil & NGLs		Other	
	2009	2008	**2009**	2008	**2009**	2008
Revenues, Net of Royalties	$ **1,483** $	1,795	$ **978** $	1,826	$ **9** $	8
Expenses						
Production and mineral taxes	**11**	32	**19**	32	**-**	-
Transportation and selling	**31**	55	**132**	275	**-**	-
Operating	**158**	191	**161**	191	**3**	3
Operating Cash Flow	$ **1,283** $	1,517	$ **666** $	1,328	$ **6** $	5

	Total	
	2009	2008
Revenues, Net of Royalties	$ **2,470** $	3,629
Expenses		
Production and mineral taxes	**30**	64
Transportation and selling	**163**	330
Operating	**322**	385
Operating Cash Flow	$ **1,955** $	2,850

* Oil and Other are included in Integrated Oil - Canada. Other includes production of natural gas and bitumen from the Athabasca and Senlac properties.

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

5. Segmented Information (continued)

Capital Expenditures

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	**2009**	2008
Capital				
Integrated Oil - Canada	$ **111**	$ 142	$ **340**	$ 494
Canadian Plains	**104**	173	**332**	593
Canada	**215**	315	**672**	1,087
Downstream Refining	**266**	133	**695**	310
Market Optimization	**1**	4	**(2)**	10
Corporate	**1**	18	**10**	25
	483	470	**1,375**	1,432
Acquisition Capital				
Canadian Plains	**-**	-	**1**	-
Total	$ **483**	$ 470	$ **1,376**	$ 1,432

Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment As at		Total Assets As at	
	September 30, 2009	December 31, 2008	**September 30, 2009**	December 31, 2008
Canada	$ **8,965**	$ 8,074	$ **13,691**	$ 12,629
Downstream Refining	**4,598**	4,032	**5,407**	4,637
Market Optimization	**17**	24	**277**	234
Corporate	**71**	80	**4,044**	966
Total	$ **13,651**	$ 12,210	$ **23,419**	$ 18,466

6. Divestitures

During 2009, Cenovus has not made any significant divestitures. In 2008, Cenovus completed the divestiture of mature conventional oil and natural gas assets in Canada for proceeds of $47 million; $8 million in the Integrated Oil Division and $39 million in the Canadian Plains Division.

7. Interest, Net

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	**2009**	2008
Interest Expense - Long-Term Debt	$ **45**	$ 51	$ **124**	$ 153
Interest Expense - Other *	**54**	51	**145**	155
Interest Income *	**(41)**	(46)	**(126)**	(143)
	$ **58**	$ 56	$ **143**	$ 165

* Interest Expense - Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

8. Foreign Exchange (Gain) Loss, Net

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	**2009**	2008
Unrealized Foreign Exchange (Gain) Loss on:				
Translation of U.S. dollar debt issued from Canada *	$ **(170)**	$ 70	$ **(272)**	$ 126
Translation of U.S. dollar partnership contribution receivable				
issued from Canada *	**254**	(119)	**414**	(218)
Other Foreign Exchange (Gain) Loss on:				
Monetary revaluations and settlements	**35**	7	**55**	4
	$ **119**	$ (42)	$ **197**	$ (88)

* Reflects the current year change in foreign exchange rates calculated on the period end balance.

9. Income Taxes

The provision for income taxes is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	**2009**	2008
Current				
Canada	$ **137**	$ (72)	$ **352**	$ 170
United States	**(11)**	(53)	**(17)**	12
Total Current Tax	**126**	(125)	**335**	182
Future	**(87)**	463	**(177)**	639
	$ **39**	$ 338	$ **158**	$ 821

10. Inventories

	As at September 30, 2009	As at December 31, 2008
Product		
Canada	$ **66**	$ 46
Downstream Refining	**513**	323
Market Optimization	**123**	119
Parts and Supplies	**14**	15
	$ **716**	$ 503

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

11. Long-Term Debt

Excluding the Cenovus Notes, Cenovus's current and long-term debt represents an allocation of their proportionate share of EnCana's consolidated current and long-term debt as at September 30, 2009 and December 31, 2008, respectively (See Note 14 to Cenovus's annual audited Consolidated Carve-out Financial Statements and the notes thereto for the year ended December 31, 2008). Excluding the Cenovus Notes, EnCana will retain the legal obligations associated with all outstanding long-term debt. As a result, excluding the Cenovus Notes, the long-term debt allocations presented in the Cenovus Carve-out Consolidated Financial Statements represent intercompany balances between EnCana and Cenovus with the same terms and conditions as EnCana's long-term debt and in the same proportion of Canadian and U.S. dollar denominated debt. Net interest expense has been calculated primarily using the debt balance allocated to Cenovus. Cenovus's weighted average interest rate on allocated debt was 5.3 percent in 2009 (2008 - 5.4 percent).

For the purpose of preparing the Cenovus Carve-out Consolidated Financial Statements, it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as consolidated EnCana.   As a result, long-term debt, excluding the Cenovus Notes, was allocated to Cenovus to ensure consistency with this ratio. At September 30, 2009, Cenovus has been allocated current and long-term debt of $2,868 million (December 31, 2008 - $3,036 million) representing approximately 35 percent of EnCana's consolidated long-term debt, excluding the Cenovus Notes (December 31, 2008 - 34 percent).

If the Arrangement is approved, Cenovus intends to pay the allocated long-term debt to EnCana with all or substantially all of the proceeds from the Cenovus Notes held in escrow (See Note 4). Cenovus's long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus's new capital structure post split.

12. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at September 30, 2009	As at December 31, 2008
Asset Retirement Obligation, Beginning of Year	$ 648	$ 703
Liabilities Incurred	5	20
Liabilities Settled	(23)	(49)
Liabilities Divested	-	(1)
Change in Estimated Future Cash Flows	(18)	69
Accretion Expense	29	39
Foreign Currency Translation	85	(133)
Asset Retirement Obligation, End of Period	$ 726	$ 648

13. Net Investment

EnCana's investment in the operations of Cenovus is presented as Total Net Investment in the Carve-out Consolidated Financial Statements. Total Net Investment consists of Owner's Net Investment and Accumulated Other Comprehensive Income ("AOCI"). Owner's Net Investment represents the accumulated net earnings of the operations and the accumulated net distributions to EnCana. AOCI includes accumulated foreign currency translation adjustments.

Net financing transactions with EnCana as presented on the Consolidated Statement of Cash Flows represent the net distributions related to funding between Cenovus and EnCana.

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

14. Capital Structure

EnCana's capital structure consists of Shareholders' Equity plus Long-Term Debt. EnCana's objectives when managing its capital structure are to:

i)   maintain financial flexibility to preserve EnCana's access to capital markets and its ability to meet its financial obligations; and

ii)   finance internally generated growth as well as potential acquisitions.

EnCana monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). These metrics are used to steward EnCana's overall debt position as measures of EnCana's overall financial strength.

EnCana targets a Debt to Capitalization ratio of less than 40 percent. For the carve-out process it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as EnCana calculated as follows:

	As at	
	September 30, 2009	December 31, 2008
Debt *	$ 2,868	$ 3,036
Total Net Investment	8,919	7,748
Total Capitalization	$ 11,787	$ 10,784
Debt to Capitalization ratio	**24%**	28%

* Excluding Cenovus Notes (See Note 4).

EnCana targets a Debt to Adjusted EBITDA of less than 2.0 times. Using the same calculation as EnCana at September 30, 2009, Cenovus's Debt to Adjusted EBITDA was 1.1x (December 31, 2008 - 0.7x) calculated on a trailing twelve-month basis as follows:

	As at	
	September 30, 2009	December 31, 2008
Debt *	$ 2,868	$ 3,036
Net Earnings	$ 1,004	$ 2,368
Add (deduct):		
Interest, net	196	218
Income tax expense	62	725
Depreciation, depletion and amortization	1,277	1,318
Accretion of asset retirement obligation	39	39
Foreign exchange (gain) loss, net	35	(250)
(Gain) loss on divestitures	1	3
Adjusted EBITDA	$ 2,614	$ 4,421
Debt to Adjusted EBITDA	**1.1x**	0.7x

* Excluding Cenovus Notes (See Note 4).

EnCana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, EnCana may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

EnCana's capital management objectives, evaluation measures and definitions have remained unchanged over the periods presented. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

15. Compensation Plans

As a result of the carve-out process, Cenovus has been allocated costs associated with EnCana's compensation plans. The tables below outline certain information related to these plans at September 30, 2009. Additional information is contained in Note 18 of Cenovus's annual audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008.

A) Pensions

The following table summarizes the net benefit plan expense:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	**2009**	2008
Current Service Cost	$ **1**	$ -	$ **3**	$ 2
Interest Cost	**1**	2	**3**	4
Expected Return on Plan Assets	**(1)**	(1)	**(3)**	(3)
Amortization of Net Actuarial Losses	**1**	-	**2**	-
Amortization of Past Service Costs	**-**	1	**-**	1
Amortization of Transitional Obligation	**-**	(1)	**-**	(1)
Expense for Defined Contribution Plan	**-**	4	**12**	11
Net Benefit Plan Expense	$ **2**	$ 5	$ **17**	$ 14

For the period ended September 30, 2009, contributions of $3 million have been made to the defined benefit pension plans (2008 - $3 million).

B) Tandem Share Appreciation Rights ("TSARs")

The following table summarizes information related to the TSARs at September 30, 2009:

	Outstanding TSARs	Weighted Average Exercise Price
Canadian Dollar Denominated *(C$)*		
Outstanding, Beginning of Year	7,763,738	54.64
Granted	1,994,127	55.35
Exercised - SARs	(581,000)	42.47
Exercised - Options	(17,113)	34.41
Forfeited	(120,351)	59.90
Outstanding, End of Period	9,039,401	55.54
Exercisable, End of Period	4,959,957	51.17

For the period ended September 30, 2009, Cenovus recorded compensation costs of $29 million related to the outstanding TSARs (2008 - $43 million).

C) Performance Tandem Share Appreciation Rights ("Performance TSARs")

The following table summarizes information related to the Performance TSARs at September 30, 2009:

	Outstanding Performance TSARs	Weighted Average Exercise Price
Canadian Dollar Denominated *(C$)*		
Outstanding, Beginning of Year	5,775,909	63.89
Granted	3,841,653	55.31
Exercised - SARs	(54,951)	56.09
Exercised - Options	(420)	56.09
Forfeited	(826,418)	62.75
Outstanding, End of Period	8,735,773	60.27
Exercisable, End of Period	1,652,398	60.46

For the period ended September 30, 2009, Cenovus recorded compensation costs of $16 million related to the outstanding Performance TSARs (2008 - $12 million).

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

15. Compensation Plans (continued)

D) Share Appreciation Rights ("SARs")

The following table summarizes information related to the SARs at September 30, 2009:

	Outstanding SARs	Weighted Average Exercise Price
Canadian Dollar Denominated *(C$)*		
Outstanding, Beginning of Year	7,374	72.13
Granted	9,154	55.42
Forfeited	(741)	66.87
Outstanding, End of Period	15,787	62.69
Exercisable, End of Period	2,054	72.99

For the period ended September 30, 2009, Cenovus has not recorded any compensation costs related to the outstanding SARs (2008 - nil).

E) Performance Share Appreciation Rights ("Performance SARs")

The following table summarizes information related to the Performance SARs at September 30, 2009:

	Outstanding Performance SARs	Weighted Average Exercise Price
Canadian Dollar Denominated *(C$)*		
Outstanding, Beginning of Year	14,745	69.40
Granted	12,090	55.31
Forfeited	(2,906)	67.94
Outstanding, End of Period	23,929	62.46
Exercisable, End of Period	2,532	69.40

For the period ended September 30, 2009, Cenovus has not recorded any compensation costs related to the outstanding Performance SARs (2008 - nil).

F) Deferred Share Units ("DSUs")

The following table summarizes information related to the DSUs at September 30, 2009:

	Outstanding DSUs
Canadian Dollar Denominated	
Outstanding, Beginning of Year	348,126
Granted	39,214
Converted from HPR awards	24,849
Units, in Lieu of Dividends	9,932
Redeemed	(24,037)
Outstanding, End of Period	398,084

For the period ended September 30, 2009, Cenovus recorded compensation costs of $4 million related to the outstanding DSUs (2008 - $3 million).

Employees have the option to convert either 25 or 50 percent of their annual High Performance Results ("HPR") award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of EnCana's share price at the end of the performance period of the HPR award. DSUs vest immediately, can be redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of termination.

17

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

16. Financial Instruments and Risk Management

Cenovus's carve-out financial assets and liabilities include cash and cash equivalents, restricted cash, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable and payable, risk management assets and liabilities, long-term debt and the Cenovus Notes. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.

The fair value of restricted cash approximates its carrying amount due the nature of the amounts held in escrow (See Note 4).

The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture. Further information about these notes is disclosed in Note 10 to Cenovus's annual audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008.

Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.

The estimated fair values of long-term borrowings approximate their carrying amount as they represent intercompany balances with EnCana which are expected to be repaid at the time of the Arrangement (See Note 11).

The Cenovus Notes are carried at amortized cost using the effective interest method of amortization. The estimated fair values of the notes have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to Cenovus at period end (See Note 4).

The fair value of financial assets and liabilities were as follows:

	As at September 30, 2009		As at December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Held-for-Trading:				
Cash and cash equivalents	$ 185	$ 185	$ 153	$ 153
Restricted cash	3,619	3,619	-	-
Risk management assets *	149	149	719	719
Loans and Receivables:				
Accounts receivable and accrued revenues	876	876	598	598
Partnership contribution receivable *	2,914	2,914	3,147	3,147
Financial Liabilities				
Held-for-Trading:				
Risk management liabilities *	$ 16	$ 16	$ 40	$ 40
Other Financial Liabilities:				
Accounts payable and accrued liabilities	1,378	1,378	1,114	1,114
Long-term debt *	2,868	2,868	3,036	3,036
Cenovus notes	3,468	3,651	-	-
Partnership contribution payable *	2,935	2,935	3,163	3,163

* Including current portion.

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

16. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities

Net Risk Management Position	As at September 30, 2009	As at December 31, 2008
Risk Management		
Current asset	$ 146	$ 681
Long-term asset	3	38
	149	719
Risk Management		
Current liability	9	40
Long-term liability	7	-
	16	40
Net Risk Management Asset (Liability)	$ 133	$ 679

Summary of Unrealized Risk Management Positions

	As at September 30, 2009			As at December 31, 2008		
	Risk Management			Risk Management		
	Asset	Liability	Net	Asset	Liability	Net
Commodity Prices						
Natural gas	$ 126	$ 7	$ 119	$ 618	$ -	$ 618
Crude oil	23	6	17	92	40	52
Power	-	3	(3)	9	-	9
Total Fair Value	$ 149	$ 16	$ 133	$ 719	$ 40	$ 679

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

	As at September 30, 2009	As at December 31, 2008
Prices actively quoted	$ 113	$ 521
Prices sourced from observable data or market corroboration	20	158
Total Fair Value	$ 133	$ 679

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

16. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Net Fair Value of Commodity Price Positions at September 30, 2009

	Notional Volumes		Term	Average Price		Fair Value	
Natural Gas Contracts							
Fixed Price Contracts							
NYMEX Fixed Price	416	MMcf/d	2009	7.30	US$/Mcf	$	98
NYMEX Fixed Price	331	MMcf/d	2010	6.06	US$/Mcf		(2)
NYMEX Fixed Price	18	MMcf/d	2011	6.73	US$/Mcf		-
Purchased Options							
NYMEX Call	(18)	MMcf/d	2009	11.75	US$/Mcf		(1)
NYMEX Put	47	MMcf/d	2009	9.11	US$/Mcf		21
Basis Contracts							
Canada	32	MMcf/d	2009				-
Canada *			2010-2013				1
Total Unrealized Gain on Financial Contracts							117
Premiums Paid on Unexpired Options							2
Natural Gas Fair Value Position						$	119

* On Cenovus's behalf, EnCana has entered into swaps to protect against widening natural gas price differentials between production areas in Canada and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

	Notional Volumes		Term	Average Price		Fair Value	
Crude Oil Contracts							
Fixed Price Contracts							
WTI NYMEX Fixed Price	22,140	bbls/d	2010	76.89	US$/bbl	$	20
Other Financial Positions *							(3)
Crude Oil Fair Value Position						$	17

* Other financial positions are part of the ongoing operations of Cenovus's proprietary production and condensate management and its share of downstream crude supply positions.

	Fair Value
Power Purchase Contracts	
Power Fair Value Position	$ (3)

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

16. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

| | Realized Gain (Loss) | | | |
| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
	2009	2008	**2009**	2008
Revenues, Net of Royalties	$ **306**	$ (172)	$ **847**	$ (433)
Operating Expenses and Other	**(3)**	(3)	**(29)**	(5)
Gain (Loss) on Risk Management	$ **303**	$ (175)	$ **818**	$ (438)

| | Unrealized Gain (Loss) | | | |
| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
	2009	2008	**2009**	2008
Revenues, Net of Royalties	$ **(338)**	$ 865	$ **(501)**	$ 345
Operating Expenses and Other	**(4)**	(4)	**(23)**	3
Gain (Loss) on Risk Management	$ **(342)**	$ 861	$ **(524)**	$ 348

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30, 2009

| | 2009 | | 2008 |
	Fair Value	**Total Unrealized Gain (Loss)**	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$ 653		
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	294	$ 294	$ (90)
Foreign Exchange Gain (Loss) on Canadian Dollar Contracts	2	-	-
Fair Value of Contracts Realized During the Period	(818)	(818)	438
Fair Value of Contracts Outstanding	$ 131	$ (524)	$ 348
Premiums Paid on Unexpired Options	2		
Fair Value of Contracts and Premiums Paid, End of Period	$ 133		

Commodity Price Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to fluctuations in commodity prices, with all other variables held constant. Cenovus has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at September 30, 2009 as follows:

	10% Price Increase	10% Price Decrease
Natural gas price	$ (94)	$ 94
Crude oil price	(65)	65
Power price	5	(5)

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

16. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities

Cenovus is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, EnCana has entered into various financial derivative instruments on Cenovus's behalf. The use of these derivative instruments is governed under formal policies and is subject to limits established by EnCana's Board of Directors. Derivative financial instruments are not used for speculative purposes.

Natural Gas - To partially mitigate the natural gas commodity price risk, EnCana has entered into option contracts and swaps, on Cenovus's behalf, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas EnCana has entered into swaps, on Cenovus's behalf, to manage the price differentials between these production areas and various sales points.

Crude Oil - EnCana, on Cenovus's behalf, has partially mitigated its commodity price risk on crude oil and condensate supply with swaps which fix WTI NYMEX prices.

Power - EnCana has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs. At September 30, 2009, Cenovus's share of these contracts had an unrealized loss and a fair market value position of $(3) million.

Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will fail to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of EnCana's Board-approved credit policies governing EnCana's credit portfolio and with credit practices that limit transactions according to counterparties' credit quality. Any foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of Cenovus's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

With respect to counterparties to financial instruments, EnCana enters into contracts with the counterparties on behalf of Cenovus. At September 30, 2009, Cenovus had three counterparties whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.

Liquidity Risk
Liquidity risk is the risk that difficulties will be encountered in meeting a demand to fund financial liabilities as they come due. EnCana, on behalf of Cenovus, manages its liquidity risk through cash and debt management. As disclosed in Note 14, EnCana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times to steward EnCana's overall debt position.

In managing liquidity risk, EnCana has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. EnCana believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Subject to the completion of the Arrangement, Cenovus Energy Inc. has obtained commitments from a syndicate of banks to make available a C$2.0 billion three-year revolving credit facility and a C$500 million 364-day revolving credit facility. Cenovus Energy Inc. believes these facilities will be sufficient to meet foreseeable borrowing requirements, post split.

Notes to Carve-out Consolidated Financial Statements *(unaudited)*

(All amounts in $ millions unless otherwise specified)

16. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$ 1,378	$ -	$ -	$ -	$ 1,378
Risk Management Liabilities	9	7	-	-	16
Long-Term Debt *, **	241	655	952	3,479	5,327
Cenovus Notes **	141	409	1,209	5,517	7,276
Partnership Contribution Payable **	489	978	978	1,222	3,667

* The long-term debt represents an allocation of EnCana's consolidated long-term debt and is expected to be repaid to EnCana at the time of the Arrangement with proceeds from the Cenovus Notes as discussed in Note 11. The cash outflows presented represent the proportionate share of EnCana's cash outflows with similar terms and conditions.

** Principal and interest, including current portion.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus's financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results. Cenovus's functional currency is Canadian dollars; for consistent presentation with EnCana's Consolidated Financial Statements, unless otherwise indicated, the Cenovus Carve-out Consolidated Financial Statements and all dollar amounts are expressed in U.S. dollars. As the effects of foreign exchange fluctuations are embedded in Cenovus's results, the total effect of foreign exchange fluctuations are not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, Cenovus has been allocated a mix of both U.S. dollar and Canadian dollar debt as disclosed in Note 11.

As disclosed in Note 8, Cenovus's foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and the translation of the U.S. dollar partnership contribution receivable issued from Canada. At September 30, 2009, excluding the Cenovus Notes, Cenovus had $1,967 million in U.S. dollar debt issued from Canada ($1,804 million at December 31, 2008) and $2,914 million related to the U.S. dollar partnership contribution receivable ($3,147 million at December 31, 2008). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $9 million change in foreign exchange (gain) loss at September 30, 2009 (2008 - $13 million), excluding the Cenovus Notes.

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from financial assets or liabilities. EnCana partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

Cenovus's long-term debt and associated interest expense represents an allocation of their proportionate share of EnCana's consolidated long-term debt and net interest expense, excluding the Cenovus Notes (See Notes 4 and 11).

At September 30, 2009, the increase or decrease in net earnings for each one percent change in interest rates on Cenovus's proportionate share of EnCana's floating rate debt amounts to $1 million (2008 - $5 million).

17. Contingencies

Legal Proceedings

EnCana is involved in various legal claims associated with the normal course of operations. EnCana believes it has made adequate provision for such legal claims and any provision that has been identified as part of Cenovus's normal course of operations has been allocated to Cenovus and included in the Cenovus Carve-out Consolidated Financial Statements.

18. Reclassification

Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2009.

SCHEDULE "B"

Cenovus Energy

Pro Forma Consolidated Financial Statements
(unaudited)

For the Year Ended December 31, 2008 and
the Nine Months Ended September 30, 2009

(U.S. Dollars)

Pro Forma Consolidated Statement of Earnings *(unaudited)*

($ millions, except per share amounts)		Cenovus Carve-out	Add(Deduct) Pro Forma Adjustments	Note 2		Cenovus Pro Forma
			For the Nine Months Ended September 30, 2009			
Revenues, Net of Royalties	$	7,305	$		$	7,305
Expenses						
Production and mineral taxes		31				31
Transportation and selling		467				467
Operating		839				839
Purchased product		3,706				3,706
Depreciation, depletion and amortization		989	(91)	(A)		898
Administrative		122	37	(B)		157
			(2)	(C)		
Interest, net		143				143
Accretion of asset retirement obligation		29				29
Foreign exchange (gain) loss, net		197				197
Net Earnings Before Income Tax		782	56			838
Income tax expense		158	65	(D i,ii,iii,iv)		223
Net Earnings	$	624	$ (9)		$	615
Net Earnings per Common Share				(G)		
Basic					$	0.82
Diluted					$	0.82

Pro Forma Consolidated Balance Sheet *(unaudited)*

($ millions)		Cenovus Carve-out		Add(Deduct) Pro Forma Adjustments	Note 2		Cenovus Pro Forma
				As at September 30, 2009			
Assets							
Current Assets							
Cash and cash equivalents	$	185	$	3,619	(K)	$	44
				(3,683)	(L)		
				(77)	(M)		
Accounts receivable and accrued revenues		876					876
Current portion of partnership contribution receivable		325					325
Risk management		146					146
Inventories		716					716
		2,248		(141)			2,107
Property, Plant and Equipment, net		13,651					13,651
Restricted Cash		3,619		(3,619)	(K)		-
Investments and Other Assets		241					241
Partnership Contribution Receivable		2,589					2,589
Risk Management		3					3
Goodwill		1,068					1,068
	$	23,419	$	(3,760)		$	19,659
Liabilities and Shareholders' Equity							
Current Liabilities							
Accounts payable and accrued liabilities	$	1,378	$	52	(E)	$	1,430
Income tax payable		473		342	(D ii)		-
				(815)	(F)		
Current portion of partnership contribution payable		320					320
Risk management		9					9
Current portion of long-term debt		70		(70)	(L)		-
		2,250		(491)			1,759
Long-Term Debt		2,798		815	(F)		-
				(3,613)	(L)		
				-	(I)		
Cenovus Notes		3,468					3,468
Other Liabilities		63					63
Partnership Contribution Payable		2,615					2,615
Risk Management		7					7
Asset Retirement Obligation		726					726
Future Income Taxes		2,573		(342)	(D ii)		2,634
				403	(D v)		
				-	(J)		
		14,500		(3,228)			11,272
Shareholders' Equity							
Owner's net investment		7,458		(52)	(E)		-
				(7,329)	(H)		
				(77)	(M)		
Share capital		-		-	(G)		-
Paid in capital		-		7,329	(H)		6,926
				(403)	(D v)		
				-	(I),(J)		
Accumulated other comprehensive income		1,461					1,461
Total Shareholders' Equity		8,919		(532)			8,387
	$	23,419	$	(3,760)		$	19,659

Pro Forma Consolidated Statement of Cash From Operating Activities *(unaudited)*

($ millions)		Cenovus Carve-out		Add(Deduct) Pro Forma Adjustments	Note 2		Cenovus Pro Forma
					For the Nine Months Ended September 30, 2009		
Operating Activities							
Net earnings	$	624	$	(9)		$	615
Depreciation, depletion and amortization		989		(91)	(A)		898
Future income taxes		(177)		232	(D i,ii,iii,iv)		55
Unrealized (gain) loss on risk management		524					524
Unrealized foreign exchange (gain) loss		211					211
Accretion of asset retirement obligation		29					29
Other		47					47
Net change in other assets and liabilities		(10)					(10)
Net change in non-cash working capital		428					428
Cash From Operating Activities	$	2,665	$	132		$	2,797

3

Pro Forma Consolidated Statement of Earnings *(unaudited)*

($ millions, except per share amounts)		Cenovus Carve-out	Add(Deduct) Pro Forma Adjustments	Note 2		Cenovus Pro Forma
		For the Year Ended December 31, 2008				
Revenues, Net of Royalties	$	16,559	$		$	**16,559**
Expenses						
Production and mineral taxes		75				**75**
Transportation and selling		963				**963**
Operating		1,223				**1,223**
Purchased product		9,710				**9,710**
Depreciation, depletion and amortization		1,318	(132)	(A)		**1,186**
Administrative		167	57	(B)		**190**
			(34)	(C)		
Interest, net		218				**218**
Accretion of asset retirement obligation		39				**39**
Foreign exchange (gain) loss, net		(250)				**(250)**
(Gain) loss on divestitures		3				**3**
Net Earnings Before Income Tax		3,093	109			**3,202**
Income tax expense		725	34	(D i,ii,iii,iv)		**759**
Net Earnings	$	2,368	$ 75		$	**2,443**
Net Earnings per Common Share				(G)		
Basic					$	**3.26**
Diluted					$	**3.25**

Pro Forma Consolidated Statement of Cash From Operating Activities *(unaudited)*

($ millions)		Cenovus Carve-out		Add(Deduct) Pro Forma Adjustments	Note 2		Cenovus Pro Forma
				For the Year Ended December 31, 2008			
Operating Activities							
Net earnings	$	2,368	$	75		$	**2,443**
Depreciation, depletion and amortization		1,318		(132)	(A)		**1,186**
Future income taxes		385		(72)	(D i,ii,iii,iv)		**313**
Unrealized (gain) loss on risk management		(734)					**(734)**
Unrealized foreign exchange (gain) loss		(259)					**(259)**
Accretion of asset retirement obligation		39					**39**
(Gain) loss on divestitures		3					**3**
Other		(32)					**(32)**
Net change in other assets and liabilities		(89)					**(89)**
Net change in non-cash working capital		(312)					**(312)**
Cash From Operating Activities	$	2,687	$	(129)		$	**2,558**

Notes to Pro Forma Consolidated Financial Statements *(unaudited)*

1. Basis of Presentation

On September 10, 2009, the Board of Directors of EnCana Corporation ("EnCana") unanimously approved a proposal to split EnCana into two independent energy companies – one a natural gas company and the other an integrated oil company. The proposed corporate reorganization (the "Arrangement") will be implemented through a court-approved Plan of Arrangement and is subject to shareholder and regulatory approvals. This reorganization would create two publicly-traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one Cenovus Energy Inc. Common Share and one New EnCana Common Share for each EnCana Common Share held.

These unaudited Pro Forma Consolidated Financial Statements have been prepared for an Arrangement involving Cenovus Energy Inc. and are expressed in United States dollars. The unaudited Pro Forma Consolidated Financial Statements have been derived from Cenovus Energy ("Cenovus") audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008 and the unaudited Interim Carve-out Consolidated Financial Statements for the nine months ended September 30, 2009. The Cenovus Carve-out Consolidated Financial Statements have been derived from the accounting records of EnCana on a carve-out basis.

These unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with EnCana's audited Consolidated Financial Statements for the year ended December 31, 2008, and the unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2009 and related Management's Discussion and Analysis; as well as Cenovus's audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008, and the unaudited Interim Carve-out Consolidated Financial Statements for the nine months ended September 30, 2009 and related Management's Discussion and Analysis.

In the opinion of Management of EnCana, these unaudited Pro Forma Consolidated Financial Statements include all of the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

These unaudited Pro Forma Consolidated Financial Statements are for illustrative and information purposes only and may not be indicative of the results that actually would have occurred if the Arrangement had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out financial statements, various other factors will have an effect on the financial condition and results of operations after the completion of the Arrangement.

The unaudited Pro Forma Consolidated Balance Sheet gives effect to the Arrangement as if it had taken place on September 30, 2009. The unaudited Pro Forma Consolidated Statements of Earnings and Statements of Cash from Operating Activities give effect to the Arrangement as if it had taken place on January 1, 2008. Note 2 outlines the pro forma assumptions and adjustments that have been made.

Notes to Pro Forma Consolidated Financial Statements *(unaudited)*

2. Pro Forma Assumptions and Adjustments

The following adjustments reflect expected changes to Cenovus's historical results which would arise from the Arrangement.

A. Reflects the expected difference in depreciation, depletion and amortization expense as a result of the Arrangement arising from a change in the depletion rate calculated for Cenovus's consolidated Canadian cost centre. Natural gas and crude oil properties are accounted for in accordance with the CICA guideline on full cost accounting in the oil and gas industry. Under this method, all costs are capitalized on a country-by-country cost centre basis. Costs under each cost centre are depleted using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs. Depletion was allocated in the historical carve-out financial statements based on the related production volumes utilizing the depletion rate calculated for EnCana's consolidated Canadian cost centre.

B. Increases administrative expense for additional compensation costs arising for the separation of compensation plans and the estimated increase in the number of employees required to operate Cenovus as a separate entity.

C. Reduces administrative expense to remove Cenovus's share of the transaction costs incurred related to the Arrangement. This results from the Pro forma Consolidated Statement of Earnings giving effect to the Arrangement as of January 1, 2008.

D. Pro forma adjustments to income tax expense, future income tax liability and current income tax payable include the following:
    i.   adjustments for the tax effect of items A, B and C above;
    ii. adjustments for the effect of the loss of tax deferrals resulting from the anticipated wind up of EnCana's Canadian upstream oil and gas partnership;
    iii. adjustments for U.S. State tax that will no longer be incurred;
    iv. increase of the expected annual effective tax rate applicable to the pre-tax income in Canada as a result of Cenovus being considered a separate legal entity; and
    v.   adjustments for reduction of tax pools available for future deductions pertaining to potential changes in structure.

E. Increases accounts payable to accrue for Cenovus's share of the estimated costs to complete the Arrangement. This results from the Pro forma Consolidated Balance Sheet giving effect to the Arrangement as of September 30, 2009.

F. Cenovus's portion of the current tax payable will remain as EnCana's liability, which Cenovus intends to repay to EnCana with proceeds from the issuance of long-term debt.

Notes to Pro Forma Consolidated Financial Statements *(unaudited)*

2. Pro Forma Assumptions and Adjustments *(continued)*

G. As a result of the share exchange described in Note 1, the Pro Forma Net Earnings per Common Share is calculated using the same weighted average number of EnCana Common Shares outstanding as at September 30, 2009 and December 31, 2008. The value of stated capital (common share capital) will be determined at the time of the Arrangement.

	Millions	
	September 30, 2009	December 31, 2008
Weighted Average Common Shares Outstanding - Basic	750.9	750.1
Effects of Stock Options and Other Dilutive Securities	0.5	1.7
Weighted Average Common Shares Outstanding - Diluted	751.4	751.8

H. The amount of EnCana's net investment in Cenovus, which was recorded in Cenovus as Owner's net investment in its Carve-out Consolidated Financial Statements, is reclassified to Paid in capital.

I. Cenovus's long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus's new capital structure post Arrangement.

J. Cenovus's tax pools will be determined at the time of the Arrangement.

K. All amounts held in the escrow account and disclosed as restricted cash will be released to Cenovus Energy Inc. by the escrow agent promptly after the escrow agent has been notified that the Arrangement has become effective and all escrow conditions have been met.

L. As part of the Arrangement Cenovus will pay EnCana an amount equal to the allocated EnCana current and long-term debt and current tax payable deemed to be the legal liability of EnCana Corporation.

M. A portion of the funds received from restricted cash are due to EnCana.